Filed Pursuant to Rule 253(g)(2)

OFFERING CIRCULAR

Gratus Capital Properties Fund III LLC

(the “Company”)

Offering Circular dated December 2, 2021

The Company is hereby providing the information required by Part I of Form S-11 (17 9 CFR 239.18 and is following the requirements for a smaller reporting company as it meets the definition of that term in Rule 405 (17 CFR 230.405).

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“Commission.”) Information contained in this Offering Circular is subject to  amendment.

We are offering up to $75,000,000 in Class A Interests and Class B Interests (collectively “Investor Interests” or “Interests”) for between $10 and $10.6383 per Unit, depending on the intermediaries through which the investment is made (the “Offering.”). Purchasers shall, upon acceptance by the Manager of their Subscriptions, become Class A or Class B Members in the Company. Funds will be made immediately available to the Company once the Company has raised a minimum of $1,000,000 (“Minimum Offering”), the associated deposits have been received into the Company’s escrow account, and the deposits and associated subscription agreements are accepted as being in good order. Funds will be used for acquiring real estate assets throughout the United States as well as for working capital.

The Minimum Investment Amount is $10,000. However, the Manager, in its sole discretion, may accept less than the Minimum Investment Amount Subscription funds may remain in the Company’s escrow account for up to 180 days from the first date of deposit. Unless terminated by the Manager earlier, this Offering terminates in 365 days after commencement of this Offering (the “Offering Period”). The Manager may extend this Offering Period in its sole discretion for an additional six-month period, at which time, the Manager will file the appropriate Offering Circular for qualification with the Commission.

Investors’ funds will be returned promptly without interest or deduction if the Minimum Offering Amount is not raised within the Offering Period. If the Minimum Offering Amount is not raised within 365 days after commencement of this Offering, but the Offering Period is extended by the Manager, then any investors who have already subscribed to this offering will be asked for written confirmation as to whether they wish to stay in the Offering, and will have their funds returned promptly without interest or deduction if they do not provide such written confirmation. There are no provisions for the return of funds once the minimum of $1,000,000 has been raised.

Investor Interests (Unit)	Price to Investors	Sellers’ Commissions	Proceeds to the Company
Per Unit or Interest (Investments by clients of Registered Investment Advisers)	$10.0000	$0.1000	$9.9000
Per Unit or Interest (Invested by clients of Broker-Dealers	$10.6383	$0.7447	$9.8936
Minimum Dollar Amount (Assuming No Broker-Dealer Sales)	$1,000,000	$10,000.00	$990,000.00
Minimum Dollar Amount (Assuming 10% Broker-Dealer Sales)	$1,000,000	$16,000.00	$984,000.00
Minimum Dollar Amount (Assuming 100% Broker-Dealer Sales)	$1,000,000	$70,000.00	$930,000.00
Maximum Dollar Amount (Assuming No Broker-Dealer Sales)	$75,000,000	$750,000.00	$74,250,000.00
Maximum Dollar Amount (Assuming 10% Broker-Dealer Sales)	$75,000,000	$1,425,000.00	$73,575,000.00
Maximum Dollar Amount (Assuming All Broker-Dealer Sales)	$75,000,000	$5,250,000.00	$69,750,000.00

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The Company has engaged WealthForge Securities, LLC member FINRA/SIPC (“WealthForge”), to act as the Managing Broker-Dealer in connection with this offering. The Sellers’ Commission reported in the table above includes a one (1.0%) percent commission on all the Investor Interests being offered payable to WealthForge for performing administrative and compliance related functions. It does not include the $100 per transaction “Marketplace Fee” for Units purchased through certain Registered Investment Advisers or other fees payable by the Company to WealthForge which are not determined by the amount raised. See “Plan of Distribution” and “Use of Proceeds” for additional details.

Investors who purchase shares from a registered broker-dealer, will receive one Class A Unit per $10.6383 invested. For example, an investor investing the minimum $10,000 will receive 940 Class A Units.  The Company will pay an upfront selling commission in connection with the purchase of these shares. The Company has entered into, or will enter into arrangements to pay a placement fee equal to six (6.0%) percent of Gross Offering Proceeds (“Placement Fee”) to participating brokers.  This Placement Fee is in addition to the 1% commission payable to WealthForge for administrative and compliance related functions, for a total Sellers’ Commission of seven (7.0%) percent which is associated with broker-dealer sales reported in the table above.  The Company estimates that 10% of the total amount invested will be invested by clients of such broker-dealers. See “Plan of Distribution” for additional details.

Investors who purchase shares through an investment adviser registered under the Investment Advisers Act of 1940, as amended (“RIAs”), and who have been advised by such adviser on an ongoing basis regarding investments other than in the Company, will receive one Class A Unit per $10 invested. For example, an investor investing the minimum $10,000 will receive 1000 Class A Units. The Company has engaged WealthForge to provide Marketplace Services to these RIAs via its Altigo Marketplace platform, and will pay an additional $100 per transaction “Marketplace Fee” on Investor Interests purchased through RIAs who use this platform. This Marketplace Fee is in addition to the 1% commission payable to WealthForge for administrative and compliance related functions. The Marketplace Fee will be waived for Investor Interests purchased through RIAs with whom the Company has or develops a relationship with prior to those RIAs’s clients investing in the Offering.

Investors who purchase shares directly from the Company will receive one Class A or Class B Unit per $10 invested. No commissions will be paid for the sale of these interests beyond the 1% commission to WealthForge discussed above. Investors will receive Class A shares if they have either (a) purchased at least One Hundred Thousand Dollars ($100,000) worth of Investor Interests; or (b) previously invested in Affiliates of the Manager and the Manager agrees to admit them as Class A Members, in the sole discretion of the Manager. All other direct investors shall be admitted as Class B Members. Investors who are admitted as Class B Members and later purchase additional Units resulting in a total Unreturned Capital Contribution of $100,000 or higher will have their Class B shares converted to Class A shares as of the date the Capital Contribution bringing their total above $100,000 is received in the Company’s escrow account and determined to be in good order. For example, an investor investing $100,000 with the Company directly will receive 10,000 Class A Units. As a further example, an investor investing the minimum $10,000 with the Company directly will receive 1,000 Class B Units. See “Plan of Distribution” for additional details.

No public market currently exists for our Interests. The Company will be managed by GCPF Management LLC, (the “Manager”) a Delaware limited liability company, which is managed by Jason Weimer and Robert Barlau. The Company has set a minimum investment requirement of $10,000. We intend to place the funds into an escrow account, which will not be released to the Company until the Minimum Offering of $1,000,000 is raised, deposited, and determined to be in good order. All payments in connection with subscriptions for shares are to be made payable to: Atlantic Capital Bank for the benefit of Gratus Capital Properties Fund III, LLC and sent by check, wire, or ACH transfer to Atlantic Capital Bank, N.A., in its capacity as escrow agent for the Company, where they will be held in a non-interest-bearing escrow account until the Minimum Offering amount is met. Investors’ funds will be returned promptly without interest or deduction if the Minimum Offering Amount is not raised within the Offering Period. Purchasers of our Interests qualified hereunder may be unable to sell their securities, because there may not be a public market for our securities. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

The transfer of Interests is limited. A Member may assign, his, her or its Interests only if certain conditions set forth in the Company’s Operating Agreement are satisfied. Our Operating Agreement provides that you may sell your Investor Interests to us in limited circumstances. The Manager does not have an exit strategy currently as it intends to operate the Company for at least eight years, and to continue operating in perpetuity as long as the liquidity needs of the Members are met. By the end of 2029, the Manager intends to communicate with the Members and use reasonable efforts to formulate and execute a plan to allow Members who wish to liquidate their Interests to do so within approximately two to three years. Sample exit strategies the Manager may employ at the appropriate time as part of this plan are discussed on page 41. However, there are currently no provisions for the return of funds except pursuant to our Withdrawal Policy which is discussed at on page 49, and there is no guarantee that the Company will liquidate Member interests by the end of 2032, or by any other date.

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The Company has been formed to acquire various real estate assets throughout the United States. The Company seeks to capitalize on undervalued and value add multi-family properties, acquire stabilized multi-family properties, and enter into joint ventures to develop new multi-family properties. The Company will primarily target Class A- to C+ assets in Florida, Georgia, Iowa, Kentucky, Maryland, Minnesota, North Carolina, South Dakota, Tennessee, and Texas. However, the Company may, from time-to-time, invest in other cash flowing and potentially cash flowing multi-family, commercial (e.g., senior living, mobile home parks, self-storage, mixed use, office and/or retail), new development property, and single-family assets as well as real estate backed loans and other real estate backed investments anywhere in the United States when compelling opportunities arise. The Company will focus on value add and distressed properties, including but not limited to REO’s, foreclosures, off-market, pulled from market, concession sensitivity, price reduced and post COVID 19 properties. The Company will not be investing in assets which fall within the definition of a security under U.S. federal securities laws.

The Manager is not an investment adviser registered with the SEC, will not be governed by the Investment Advisers Act of 1940, and will not be acting as an investment adviser with respect to the Company because the Company will not be investing in assets which fall within the definition of a security under U.S. federal securities laws.

The Company is considered an “emerging growth company” under Section 101(a) of the Jumpstart Our Business Startups Act (the “JOBS Act”) as it is an issuer that had total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year.

Since the Company is an emerging growth company certain Risk Factors include:

•	We are an emerging growth company with a limited operating history.

•	Subscribers will have no control in the Company and will have only very limited voting rights. The Manager or its affiliates will manage the day-to-day operations of the Company.

•	We will require additional financing, such as bank loans, outside of this offering in order for the operations to be successful.

•	We have not conducted any revenue-generating activities and as such have not generated any revenue since inception.

•	Our offering price is arbitrary and does not reflect the book value of our Investor Interests.

•	Investments in real estate and real estate related assets are speculative and we will be highly dependent on the performance of the real estate market.

•	The Company does not currently own any assets other than a small amount of cash.

By purchasing Interests, Subscribers are bound by the dispute resolution provisions contained in our Operating Agreement which limits your ability to bring class action lawsuits or seek remedy on a class basis. The dispute resolution process provisions do not apply to claims under the federal securities laws. By agreeing to the dispute resolution process, including mandatory arbitration, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

See the section entitled “RISK FACTORS” beginning on page 10 for a more comprehensive discussion of risks to consider before purchasing our Interests.

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INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION ENTITLED “RISK FACTORS.”

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING. INVESTORS WILL BE REQUIRED TO REPRESENT AND WARRANT THAT THEY MEET THESE SUITABILITY REQUIREMENTS PRIOR TO BEING ADMITTED AS MEMBERS OF THE COMPANY. NEITHER THE COMPANY NOR ITS MANAGER WILL CONDUCT AN INDEPENDENT ANALYSIS OF WHETHER POTENTIAL MEMBERS MEETS THE SUITABILITY REQUIREMENTS FOR THIS INVESTMENT.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE, OTHER THAN THOSE RELATED TO CLAIMS UNDER FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF DELAWARE. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JURY TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

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OFFERING CIRCULAR SUMMARY

This summary contains basic information about us and the Offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire Offering Circular carefully, including the risk factors and our financial statements and the related notes to those statements included in this Offering Circular. Except as otherwise required by the context, references in this Offering Circular to "we," "our," "us," “the Company,” and “Gratus Capital Properties Fund III" refer to Gratus Capital Properties Fund III LLC, a Delaware limited liability company.

We were formed on November 10, 2020 and have not yet commenced operations.

We are not a blank check company and do not consider ourselves to be a blank check company as we:

•	Have a specific business plan. We have provided a detailed plan for the next twelve (12) months throughout our Offering Circular.

•	Have no intention of entering into a reverse merger with any entity in an unrelated industry in the future.

Since our inception through September 30, 2021, we have not generated any revenues and have incurred expenses of $69,290. Since most of these expenses are startup and organizational costs which are capitalized and amortized after the Company begins operations, we have recognized a net loss of only $5,226 to date. We anticipate the commencement of generating revenues in the next twelve months. The capital raised in this Offering has been budgeted to cover the costs associated with beginning to operate our company, marketing expense, and acquisition related costs. We intend on using the majority of the proceeds from this Offering for the acquisition of properties. However, closing and other acquisition related costs such as title insurance, professional fees and taxes will likely require cash. We do not have the ability to quantify any of the expenses as they will all depend on size of deal, price, and place versus procuring new financing, due diligence performed (such as appraisal, environmental, property condition reports), legal and accounting, etc. There is no way to predict or otherwise detail expenses.

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We intend on engaging in the following activities:

1. The Company’s primary focus is to invest in multi-family properties that it expects to appreciate in value. The properties are selected based on criteria that includes a positive cash flow at purchase, good location and purchase price is less than replacement cost. The properties are then managed by a well-established third-party property management company to maximize the appreciation for the investors

2. Invest in any opportunity our Manager sees fit within the confines of the market, marketplace and economy so long as those investments are real estate related and within the investment objectives of the Company. To this end, at some time in the future, the Company may also purchase additional properties or make other real estate investments that relate to varying property types including multi-family, commercial, single-family, and new development properties. The Company may also make real estate backed loans. The Company will not be investing in assets which fall within the definition of a security under U.S. federal securities laws.

3. In some circumstances, the Company may elect to enter into a joint venture agreement with another real estate developer or investor who may have certain resources or opportunities not otherwise available to the Company. The Company may also elect to loan money to such real estate developers or investors.

In all cases, the debt on any given property must be such that it fits with the Investment Policies of the Company. The Company intends on leveraging its properties such that its total leverage will not exceed, in the aggregate, eighty percent (80%) of the value of the Company’s Assets.

The Company currently has assets of $1000 in cash. We believe we will need at least $37,500 to provide working capital and $65,000 for professional fees for the next 12 months.

FREQUENTLY ASKED QUESTIONS

Q: What is Gratus Capital Properties Fund III LLC?

A: Gratus Capital Properties Fund III LLC is a newly formed company created for the specific purpose of identifying and purchasing a diverse portfolio of real estate assets throughout the United States. The Company seeks to capitalize on undervalued and value add multi-family properties, acquire stabilized multi-family properties, and enter into joint ventures to develop new multi-family properties. The Company will primarily target Class A- to C+ assets in Florida, Georgia, Iowa, Kentucky, Maryland, Minnesota, North Carolina, South Dakota, Tennessee, and Texas. However, the Company may, from time-to-time, invest in other cash flowing and potentially cash flowing multi-family, commercial (e.g., senior living, mobile home parks, self-storage, mixed use, office and/or retail), new development properties, and single-family assets as well as real estate backed loans and other real estate backed investments anywhere in the United States when compelling opportunities arise. The Company will focus on value add and distressed properties, including but not limited to REO’s, foreclosures, off-market, pulled from market, concession sensitivity, price reduce and post COVID 19 properties. The Company will not be investing in assets which fall within the definition of a security under U.S. federal securities laws.

The Company intends to purchase properties that it expects to appreciate in value. Through the use of quality third-party management, it is expected that the investments it expects to appreciate due to superior locations and increased net operating income, over time.

Q: How will Gratus Capital Properties Fund III LLC identify properties?

A: The Manager will search for properties using traditional methods of using brokers in the markets where the Manager believe there are opportunities. The manager will also pursue properties through proprietary relationships with other owners and sponsors to acquire properties off market.

Q: What kind of return may be expected by a Member?

A: The Company does not currently own any assets; therefore, returns are speculative. However, it is the Company’s intent to pay 80% (eighty percent) of the Distributable Cash out of the Class A Unit Percentage Share to Class A Members and 70% (seventy percent) of Distributable Cash out of the Class B Unit Percentage Share to Class B Members in accordance with their prorata membership interest in the Company. For purposes of illustration, if total units sold were 100,000, 35,000 of which were Class A Units and 65,000 of which were Class B Units, the Class A Unit Percentage Share would be 35% and the Class B Unit Percentage Share would be 65%. Note that the Manager has discretion to reinvest what would otherwise be Distributable Cash in new or currently held Properties or other backed loans and other real estate backed investments (See the “SUMMARY OF OPERATING AGREEMENT” on page 46 for more information.)

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Q: What is the minimum investment amount allowed?

A: $10,000.

Q: Who may invest?

A: This Investment is suitable only for persons who can bear the economic risk for an indefinite period of time and who can afford to lose their entire investment. Furthermore, investors must understand that. No public market exists for the securities, and no public market is expected to develop following this offering. Investors will be required to represent and warrant that they meet these suitability requirements prior to being admitted as members of the Company. Neither the Company nor its Manager will conduct an independent analysis of whether potential members meets the suitability requirements for this investment.

In addition to the above suitability requirements, the Manager reserves the right to reject any subscription they wish. Further, non-accredited investors will not be allowed to invest more than the greater of 10% of their net worth or their net income.

Q: Where can I buy Investor Interests?

A: All Interests will be available for purchase directly at gratusfunds.com. Interests may also be purchased through registered broker dealers and registered investment advisers.

Q: Who is the Manager?

A: The Manager is GCPF Management LLC which is controlled by Jason Weimer and Robert Barlau. GCPF Management LLC is an Affiliate of Gratus Capital, LLC, d/b/a Gratus Funds, which was founded in 2008 by Jason Weimer.Prior performance of Gratus Capital’s investments may be found in the section entitled “PRIOR PERFORMANCE.” For more info on the members of our Manager, please see “MANAGER, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS”

Q: How can I sell my Interests?

A: Generally speaking, the Interests will not be transferrable unless the member has submitted a withdraw request. Investors should consider investing for the long-term as disposition of the Interests will be difficult, if not impossible. The Manager does not have an exit strategy currently as it intends to operate the Company for at least eight years, and to continue operating in perpetuity as long as the liquidity needs of the Members are met. By the end of 2029, the Manager intends to communicate with the Members and use reasonable efforts to formulate and execute a plan to allow Members who wish to liquidate their Interests to do so within approximately two to three years. Sample exit strategies the Manager may employ at the appropriate time as part of this plan are discussed on page 41. However, there are currently no provisions for the return of funds except pursuant to our Withdrawal Policy which is discussed on page 49, and there is no guarantee that the Company will liquidate Member interests by the end of 2032, or by any other date. Please note that Members may not be able to withdraw their entire interest, since withdrawals are limited to 5% of the Interest of the Company per year (absent extraordinary circumstances), priority may be given to ERISA plan investors and the estates of deceased Members, and will only be made to the extent there is cash available for withdrawals.

Q: Will I be charged upfront selling commissions?

A: Selling commission of 1% to 7% will be paid by the Company on capital contributions, depending on the channel through which such investments are made. Investors who invest through broker-dealers will also receive a smaller number of Units for the same investment amount (e.g., 940 Units instead of 1000 Units for a $10,000 investment) to reflect the fact that the Company is paying an additional 6% commission on money invested through that channel. This may result in a lower return on invested capital for investors who invest through broker-dealer. However, all investors will have their Capital Account credited for the full amount of their investment (regardless of their channel of investment), and be entitled to a full return of their capital when Properties are sold in preparation for liquidation of the fund (e.g., investors who received 940 Units for $10,000 and investors who received 1000 Units for $10,000 will both have Capital Accounts of $10,000).

Q: Do you have a redemption program?

A: Yes, see our Withdrawal Policy on page 49 for more information. Please note that Members may not be able to withdraw their entire interest, since withdrawals are limited to 5% of the Interest of the Company per year (absent extraordinary circumstances), priority may be given to ERISA plan investors and the estates of deceased Members, and are will only be made to the extent there is cash available for withdrawals.

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Q: May I make an investment through my IRA or other tax-deferred retirement account?

A: Yes. You may make an investment through your IRA or other tax-deferred retirement account. In making these investment decisions, you should consider, at a minimum, (1) whether the investment is in accordance with the documents and instruments governing your IRA, plan or other retirement account, (2) whether the investment would constitute a prohibited transaction under applicable law, (3) whether the investment satisfies the fiduciary requirements associated with your IRA, plan or other retirement account, (4) whether the investment will generate unrelated business taxable income (“UBTI”) to your IRA, plan or other retirement account, and (5) whether there is sufficient liquidity for such investment under your IRA, plan or other retirement account. You should note that an investment in our Investor Interests will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code of 1986, as amended (the “IRS Code”).

It is the Company’s understanding that IRA and Roth IRA investments can be made through self-directed accounts which are not managed by the Company and most likely will be charged fees to manage the self-directed account. These fees will need to be paid by the investor and are not considered an expense of the Company.

Q: Is there any minimum initial offering amount required to be sold?

A: We intend to raise a minimum of $1,000,000 in Investor Interests (approximately 94,000 to 100,000 Units) prior to using funds to purchase properties or for working capital. We may start funding properties as soon as we identify a property. In some circumstances, the management or some related entity may “pre-fund” a property and funds from this offering will go to replace that “pre-funding” amount as funds are available. Any such pre-funding will be treated as a Manager Advance, with the Manager being reimbursed by the Company for the actual amount expended plus simple annualized interest of up to ten percent (10%).

Q: Will I be notified of how my investment is doing?

A: Yes, we will provide you with periodic updates on the performance of your investment in us, including:

•	an annual report;
•	a semi-annual report;
•	current event reports for specified material events within ten business days of their occurrence;
•	supplements to the offering circular, if we have material information to disclose to you; and
•	other reports that we may file or furnish to the SEC from time to time.

We will provide this information to you by posting such information on the SEC’s website at www.sec.gov, on the Manager’s website at gratusfunds.com, and via e-mail.

Q: When will I get my detailed tax information?

A: Your schedule K-1 tax information, will be provided by March 31st of the year following each taxable year.

Q: Who can help answer my questions about the offering?

Please contact:

Investor Relations

GCPF Management LLC
5155 E. River Rd.
Ste. 403

Fridley, MN 55421

Office: (651) 999-5344

Email: hello@gratusfunds.com

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EXEMPTIONS UNDER JUMPSTART OUR BUSINESS STARTUPS ACT

We are an emerging growth company. An emerging growth company is one that had total annual gross revenues of less than $1,070,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) during its most recently completed fiscal year. We would lose our emerging growth status if we were to exceed $1,070,000,000 in gross revenues. We are not sure this will ever take place.

Because we are an emerging growth company, we have the exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), we are now exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer. We are also not required to receive a separate resolution regarding either executive compensation or for any golden parachutes for our executives so long as we continue to operate as an emerging growth company.

We hereby elect to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).

We will lose our status as an emerging growth company in the following circumstances:

•	The end of the fiscal year in which our annual revenues exceed $1.07 billion.

•	The end of the fiscal year in which the fifth anniversary of our IPO occurred.

•	The date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt.

•	The date on which we qualify as a large accelerated filer.

RISK FACTORS

Investors in the Company should be particularly aware of the inherent risks associated with our business. As of the date of this filing our management is aware of the following material risks.

General Risks Related to Our Business

We are an emerging growth company organized in November 2020 and have not yet commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or generate any significant amount of revenues, thus potential investors have a possibility of losing their investment.

We were organized in November 2020 and have not yet started operations. As a result of our start-up status we (i) have generated no revenues, (ii) will accumulate deficits due to organizational and start-up activities, business plan development, and professional fees since we organized. There is nothing at this time, other than the track record of our Manager and its managing-members, on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. However, past results do not guarantee future profitability. Our future operating results will depend on many factors, including our ability to raise adequate working capital, availability of properties for purchase, the level of our competition and our ability to attract and maintain key management and employees.

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We are significantly dependent on Jason Weimer and Robert Barlau. The loss or unavailability of any of these individual’s services would have an adverse effect on our business, operations and prospects in that we may not be able to obtain new management under the same financial arrangements, which could result in a partial loss or return of your investment.

The acquisition of properties and the attainment of new investors is significantly dependent on Jason Weimer and Robert Barlau, and on the various Companies with which these individuals are affiliated, collectively referred to as “Gratus Capital” and “Gratus Funds.” We expect that our investor base will be largely drawn from Gratus Capital’s exposure on social media and on media content delivered over the Manager’s website, along with Registered Investment Advisers with whom Gratus Capital has formed relationships. It would be difficult to replace these individuals at such an early stage of development of the Company. Jason Weimer and Robert Barlau have and intend to continue to build a qualified team of individuals that manage the marketing, business operations, property management, acquisitions and dispositions of assets. In the event these two individuals leave the Company, it may be difficult to attain new investors or purchase properties, but the management team would be able to manage the Company’s assets until a such time as an exit would occur. Should the Company be unable to replace these individuals, it may be required to cease pursuing business opportunities, which may result in a partial loss or return of your investment.

This offering is a blind pool offering, and therefore, Members will not have the opportunity to evaluate some of our investments before we make them, which makes investments more speculative.

We will seek to invest substantially all of the net offering proceeds from this Offering, after the payment of fees and expenses, in the acquisition of or investment in interests in assets. However, because, as of the date of this Offering Circular, we have not identified the assets we expect to acquire and because our Members will be unable to evaluate the economic merit of assets before we invest in them, they will have to rely on the ability of our Manager to select suitable and successful investment opportunities. These factors increase the risk that our Members’ investment may not generate returns comparable to the Company’s competitors.

Our Manager will have complete control over the Company and will therefore make all decisions over which Members will have no control.

GCPF Management LLC, our Manager, will make all decisions relating to the business, operations, and strategy, without input by the Members. Such decisions may include purchase and sale decisions regarding the assets, the appointment of other officers, managers, vendors and whether to enter into material transactions with related parties.

An investment in the Interests is highly illiquid. You may never be able to sell or otherwise dispose of your Interests.

Since there is no public trading market for our Interests, you may never be able to liquidate your investment or otherwise dispose of your Interests. The Company intends to operate the Company for at least eight years, and to continue operating in perpetuity as long as the liquidity needs of the Members are met. By the end of 2029, the Manager intends to communicate with the Members and use reasonable efforts to formulate and execute a plan to allow Members who wish to liquidate their Interests to do so within approximately two to three years, but there is no guarantee that such a plan will be formulated or executed, and there is no guarantee that the Company will liquidate Member interests by the end of 2032, or by any other date. Sample exit strategies the Manager may employ at the appropriate time as part of this plan are discussed on page 41. Members should view investing in the Company as a long-term investment with the ability to withdraw only within the policies outlined in the Withdrawal Policy discussed on page 49.

Our Manager has sole discretion over whether and when to make cash distributions. You may not receive Distributable Cash on predictable schedule and may never receive any Distributable Cash.

Cash flow Distributions will only be available to the extent there is cash flow from rentals and other operations of the Properties and other investments. Additionally, even if there is cash flow from operations, the Manager of the Company, in its sole discretion, may cause the Company to retain some or all of such funds for further investment, working capital purposes, further renovation and other reserves. Therefore, there can be no assurance as to when or whether there will be any Cash Distributions from the Company to the Members. It is possible that the Company will not achieve any Distributable Cash and that the Members may not receive any Cash Distributions at all.

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Risks Related to the Real Estate Business

The profitability of attempted acquisitions is uncertain.

We intend to acquire properties selectively. Acquisition of properties entails risks those investments will fail to perform in accordance with expectations. In undertaking these acquisitions, we will incur certain risks, including the expenditure of funds on, and the devotion of management’s time to, transactions that may not come to fruition. Additional risks inherent in acquisitions include risks that the properties will not achieve anticipated sales price, rents, or occupancy levels and that estimated operating expenses and costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate.

Rising expenses could reduce cash flow and funds available for future acquisitions.

Our properties will be subject to increases in real estate tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. If we are unable to increase rents at an equal or higher rate or lease properties on a basis requiring the tenants to pay all or some of the expenses, we would be required to pay those costs, which could adversely affect funds available for future cash distributions.

Due to a substantial influxes of capital investment and competition for properties in the multi-family, single-family, or commercial real estate market, the real estate we purchase may not appreciate or may decrease in value.

The multi-family real estate markets are currently experiencing a substantial influx of capital from investors worldwide. This substantial flow of capital, combined with significant competition for real estate and the strength in the economy, may result in inflated purchase prices for such assets. To the extent we purchase real estate in such an environment, we are subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future as it is currently attracting, or if the number of companies seeking to acquire such assets decreases, our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets.

A multi-family, single-family, or commercial property's income and value may be adversely affected by national and regional economic conditions, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, availability of "for sale" properties, competition from other similar properties, our ability to provide adequate maintenance, insurance and management services, increased operating costs (including real estate taxes), the attractiveness and location of the property and changes in market rental rates. Our income will be adversely affected if a significant number of tenants are unable to pay rent or if our properties cannot be rented on favorable terms. Our performance is linked to economic conditions in the regions where our properties will be located and in the market for multifamily space generally. Therefore, to the extent that there are adverse economic conditions in those regions, and in these markets generally, that impact the applicable market rents, such conditions could result in a reduction of our income and cash available for distributions and thus affect the amount of distributions we can make to you.

If we acquire commercial real estate, we will depend on commercial real estate tenants for our revenue and therefore our revenue may depend on the economic viability of our tenants.

If we acquire commercial real estate, we will be highly dependent on income from tenants. Our financial results will depend in part on leasing space in the properties or the full properties we acquire to tenants on economically favorable terms.

In the event of a tenant default prior to stabilization, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. A default, of a substantial tenant or number of tenants at any one time, on lease payments to us would cause us to lose the revenue associated with such lease(s) and cause us to have to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. Therefore, substantial lease payment defaults by tenant(s) could cause us to lose our investment or reduce the amount of distributions to Members.

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Competition and any increased affordability of single-family homes could limit our ability to lease our apartments or maintain or increase rents, which may materially and adversely affect us, including our financial condition, cash flows, results of operations and growth prospects.

The multi-family industry is highly competitive, and we face competition from many sources, including from other multi-family apartment communities both in the immediate vicinity and the geographic market where our properties are and will be located. If so, this would increase the number of apartments units available and may decrease occupancy and unit rental rates. Furthermore, multi-family apartment communities we acquired compete, or will compete, with numerous housing alternative in attracting residents, including owner occupied single and multi-family homes available to rent or purchase. The number of competitive properties and/or condominiums in a particular area, or any increased affordability of owner occupied single and multi-family homes caused by declining housing prices, mortgage interest rates and government programs to promote home ownership, could adversely affect our ability to retain our residents, lease apartment units and maintain or increase rental rates. These factors could materially and adversely affect us.

We may not make a profit if we sell a property.

The prices that we can obtain when we determine to sell a property will depend on many factors that are presently unknown, including the operating history, tax treatment of real estate investments, demographic trends in the area and available financing. There is a risk that we will not realize any significant appreciation on our investment in a property. Accordingly, your ability to recover all or any portion of your investment under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom.

Our properties may not be diversified.

Our potential profitability and our ability to diversify our investments may be limited, both geographically and by type of properties purchased. We will be able to purchase additional properties only as additional funds are raised. Given the limited number of assets we are targeting, our properties will not be well diversified, and their economic performance could be affected by changes in local economic conditions or changes uniquely affecting one or more particular asset classes.

Our performance is therefore linked to economic conditions in the regions in which we will acquire properties and in the market for real estate properties generally. Therefore, to the extent that there are adverse economic conditions in the regions in which our properties are located and in the market for real estate properties, such conditions could result in a reduction of our income and cash to return capital and thus affect the amount of distributions we can make to you.

Competition with third parties in acquiring and operating properties may reduce our profitability and the return on your investment.

We compete with many other entities engaged in real estate investment activities, many of which have greater resources than we do. Specifically, there are numerous commercial developers, real estate companies, foreign investors and investment funds that operate in the markets in which we may operate, that will compete with us in acquiring residential, commercial, and other properties that will be seeking investments and tenants for these properties.

Many of these entities have significant financial and other resources, including operating experience, allowing them to compete effectively with us. Competitors with substantially greater financial resources than us may generally be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of entities in which investments may be made or risks attendant to a geographic concentration of investments. Demand from third parties for properties that meet our investment objectives could result in an increase of the price of such properties. If we pay higher prices for properties, our profitability may be reduced, and you may experience a lower return on your investment. In addition, our properties may be located in a close proximity to other properties that will compete against our properties for tenants. Many of these competing properties may be better located and/or appointed than the properties that we will acquire, giving these properties a competitive advantage over our properties, and we may, in the future, face additional competition from properties not yet constructed or even planned. This competition could adversely affect our business. The number of competitive properties could have a material effect on our ability to rent space at our properties and the amount of rents charged. We could be adversely affected if additional competitive properties are built in locations competitive with our properties, causing increased competition for residential renters. In addition, our ability to charge premium rental rates to tenants may be negatively impacted. This increased competition may increase our costs of acquisitions or lower the occupancies and the rent we may charge tenants. This could result in decreased cash flow from tenants and may require us to make capital improvements to properties which we would not have otherwise made, thus affecting cash available for distributions to you.

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We may not have control over costs arising from rehabilitation of properties.

We may elect to acquire affordable properties that we will rehabilitate and convert to market rate properties. Consequently, we may retain independent general contractors to perform the actual physical rehabilitation and/or construction work and will be subject to risks in connection with a contractor's ability to control rehabilitation and/or construction costs, the timing of completion of rehabilitation and/or construction, and a contractor's ability to build in conformity with plans and specification.

Inventory or available properties might not be sufficient to realize our investment goals.

We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria, or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions would impair the pursuit of our business plan. Moreover, our acquisition strategy could involve significant risks that could inhibit our growth and negatively impact our operating results, including the following: increases in asking prices by acquisition candidates to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria; diversion of management’s attention to expansion efforts; unanticipated costs and contingent or undisclosed liabilities associated with acquisitions; failure of acquired businesses to achieve expected results; and difficulties entering markets in which we have no or limited experience.

The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results.

The consideration that we pay will be based upon numerous factors, and the target acquisition may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for a target acquisition or its appraised value will be a fair price, that we will be able to generate an acceptable return on such target acquisition, or that the location, lease terms or other relevant economic and financial data of any properties that we acquire will meet acceptable risk profiles. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition. As a result, our investments in our target acquisition may fail to perform in accordance with our expectations, which may substantially harm our operating results and financial condition.

The failure of our properties to generate positive cash flow or to sufficiently appreciate in value would most likely preclude our Members from realizing an attractive return on their Interest ownership.

There is no assurance that our real estate investments will appreciate in value or will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Moreover, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure any person that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lockout provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These lockout provisions would restrict our ability to sell a property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and operating results.

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Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. We may be unable to realize our investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to the Manager’s discretion.

The ongoing COVID-19 pandemic, and government restrictions adopted in response thereto, could significantly impact the ability of our tenants to pay rent, impede the performance of our properties, and harm our financial condition.

                The United States, like the rest of the world, has been adversely affected by the breakout of the COVID-19 virus. The United States government, many states, and cities have periodically instituted "shelter in place" orders and adopted other restrictions which have caused the shuttering of many businesses and multiple layoffs, which may affect the income and, ultimately, the ability of tenants to pay rent. In addition, property owners have become subject of certain restrictions, such as a temporary moratorium on evictions, which may limit the Company’s ability to respond to tenant defaults. These factors, and any other effects of the Pandemic, may impede the operations of our properties and could significantly harm our financial condition and operating results.

Investments in mortgage loans may be affected by unfavorable real estate market conditions, including interest rate fluctuations

                If the Company makes or invests in mortgage loans, it will be at risk of defaults by the borrowers on those mortgage loans as well as interest rate risks. The Company may incur delays in liquidating such defaulted mortgage loans; it may not be able to obtain sufficient proceeds to repay all amounts due to us under the mortgage loan. Further, the values of the properties securing the mortgage loans may decrease after the dates of origination or purchase of those mortgage loans. If the values of the underlying properties fall, the Company’s risk will increase because of the lower value of the security associated with such loans. In addition, interest rate fluctuations could reduce returns as compared to market interest rates and reduce the value of the mortgage loans in the event the Company sells them.

Second mortgage loan investments involve a greater risk of loss than traditional mortgage loans.

                If the Company makes or invests in second mortgages loans, its subordinated priority to the senior lender or lenders will place its investment at a greater risk of loss than a traditional mortgage. In the event of default, any recovery will be subordinate to the senior lender(s). Further, it is likely that any investments made in second mortgages will be placed with private entities and not insured by a government sponsored entity, placing additional credit risk on the borrower, and the Company may not recover some or all of its investment.

Construction loan investments involve a greater risk of loss of investment and reduction of return than traditional mortgage loans.

                If the Company makes or invests in construction loans, the nature of these loans poses a greater risk of loss than traditional mortgages. Since construction loans are made generally for the express purpose of either the original development or redevelopment of a property, the risk of loss is greater than a traditional mortgage because the underlying properties subject to construction loans are generally unable to generate income during the period of the loan. Construction loans may also be subordinate to the first lien mortgages. Any delays in completing the development or redevelopment project may increase the risk of default or credit risk of the borrower, and the Company may not recover some or all of its investment.

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Bridge loan investments involve a greater risk of loss of investment and reduction of return than traditional mortgage loans

                If the Company makes or invests in bridge loans secured by first lien mortgages on properties to borrowers who are typically seeking short-term capital to be used in an acquisition or renovation of real estate, these loans pose a greater risk than traditional mortgages. Borrowers usually identify undervalued assets that have been under-managed or are located in recovering markets. If the market in which the asset is located fails to recover according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and the Company may not recover some or all of its investment.

                In addition, owners often borrow funds under a conventional mortgage loan to repay a bridge loan. The Company may therefore be dependent on a borrower’s ability to obtain permanent financing to repay its bridge loan, which could depend on market conditions and other factors. These loans may be highly illiquid investments due to their short life. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default, the Company may not recover some or all of its investment.

Mezzanine loan investments involve a greater risk of loss of investment and reductions of return than senior loans secured by income producing properties.

                If the Company makes or invests in mezzanine loans, they may take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. These types of investments involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Company may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the mezzanine loan. If a borrower defaults on the mezzanine loan or debt senior to the Company’s loan, or in the event of a borrower bankruptcy, the mezzanine loan will be satisfied only after the senior debt. As a result, the Company may not recover some or all of its investment. These loans may also be highly illiquid investments due to their short life. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Investments in real estate-related securities may be illiquid, and the Company may not be able to dispose of these assets in response to changes in economic and other conditions

                If the Company invests in certain real estate-related securities that it may receive in connection with privately negotiated transactions, they may be restricted securities, resulting in a prohibition against their transfer, sale, pledge or other disposition for a period of time. These securities also will not be registered under the relevant securities laws, and thus cannot be transferred, sold pledged, or otherwise disposed except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, the Company's ability to dispose of these assets in response to changes in economic and other conditions may be extremely limited.

Risks Related to Financing

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

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We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors’ investments.

Our policies do not limit us from incurring debt until our total liabilities would be at 80% of the value of the assets of the Company. Although we intend to borrow typically no more than 80% of a property’s value, we may borrow a larger amount in some circumstances. We do not currently own any properties. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors’ investments.

Risks Related to Conflicts of Interest

There are conflicts of interest between us, our Manager and its affiliates.

We expect that a third-parties related to the Manager will provide asset management, accounting, and other services to our Manager and the Company. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third-party on an arm’s length basis. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm’s length negotiations. Some of the conflicts inherent in our Company’s transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. Our Company, Manager and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have negative impact on our financial performance and, consequently, on distributions to Members and the value of our Interests. See “Conflicts of Interest.”

The interests of the Manager, our principals and their other affiliates may conflict with your interests.

The operating agreement provides our Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of the Manager, the principals and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

•

the Manager, the principals and/or its other affiliates are offering, and may continue to originate and offer, other real estate investment opportunities, including additional blind pool equity and debt offerings similar to this offering and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

•

the Manager, the principals and/or its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits return fees or compensation from any other business owned and operated by the Manager, the principals and/or its other affiliates for their own benefit;

•

we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with a third-party on an arm’s length basis; and

•	the Manager, the principals and/or its other affiliates are not required to devote all of their time and efforts to our affairs.

Risks Associated with Joint Ventures/Co-Investors

The terms of joint venture agreements or other joint ownership/co-investor arrangements into which the Manager may enter could impair operating flexibility and results of operations.

In connection with the purchase of real estate or making real estate-related investments, the Manager may enter into joint ventures with affiliated or unaffiliated partners. In addition, the Company may also purchase or develop properties in arrangements with affiliates of the Manager, the sellers of the properties, developers and/or similar persons. These structures involve participation in the investment by outsiders whose interests and rights may not be the same as the Company’s. These joint venture partners or co-tenants may have rights to take some actions over which the Manager has no control and may take actions contrary to the interests of the Company. For example, joint ownership of an investment, under certain circumstances, may involve risks not associated with direct ownership of such investment, including the following:

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•

a partner or co-investor might have economic and/or other business interests or goals which are unlike or incompatible with the business interests or goals of the Company, including inconsistent goals relating to the sale of properties held in a joint venture and/or the timing of the termination and liquidation of the venture;

•	such partners or co-investors may become bankrupt and such proceedings could have an adverse impact on the operation of the Company or joint venture;

•	the Company may incur liabilities as the result of actions taken by joint venture partners in which there was no direct involvement; and

•

such partners or co-investors may be in a position to take action contrary to instructions from the Manager or requests or contrary to the Company’s policies and objectives or fail to take actions as instructed.

If the Company has a right of first refusal or buy/sell right to buy out a co-investor/venturer or partner, we may be unable to finance such a buy-out if it becomes exercisable or we may be forced to exercise those rights at a time when it would not otherwise be in our best interest to do so. If the Company’s interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow the purchase of such an interest of a co-investor/venturer subject to the buy/sell right, in which case we may be forced to sell the interest when otherwise we would have preferred to retain such interest. The Manager may not be able to sell a Company’s interest in a joint venture on a timely basis or on acceptable terms if an exit from the venture is desired for any reason, particularly if the interest is subject to a right of first refusal of the co-investor/venturer or partner.

The Manager may structure a joint venture/co-invest relationships in a manner which could limit the amount the Company participates in the cash flow or appreciation of an investment.

The Manager may enter into joint venture agreements, the economic terms of which may provide for the distribution of income to the Company otherwise than in direct proportion to ownership interest in the joint venture. For example, while a co-investor/venturer may invest an equal amount of capital in an investment, the investment may be structured such that the Company has a right to priority distributions of cash flow up to a certain target return while the co-investor/venturer may receive a disproportionately greater share of cash flow than the Company is to receive once such target return has been achieved. This type of investment structure may result in the co-investor/venturer receiving more of the cash flow, including appreciation, of an investment than the Company would receive. If the Manager does not accurately judge the appreciation prospects of a particular investment or structure the agreement appropriately, the Company may incur losses on joint venture/co-invest investments and/or have limited participation in the profits of a joint venture/co-invest investment, either of which could reduce the ability to make cash distributions to the Members.

Co-investments with other parties will result in additional risks.

The Company may co-invest in various investments with other investors obtained by an affiliate of the Manager. It is possible that a co-investor would be unable to pay its share of costs, which could be detrimental to the Company’s investment in a property unless an alternative source of capital could be obtained. In the event a third-party co-investor was to become bankrupt, third party creditors could become involved in the property affairs. In addition, the co-investors could have economic or business interests or goals which are or which may become inconsistent with the Company’s business interests or goals.

If the Manager enters into joint ventures with affiliates, the Company may face conflicts of interest or disagreements with the joint venture partners that will not be resolved as quickly or on terms as advantageous to the Company as would be the case if the joint venture had been negotiated at arm’s-length with an independent joint venture partner. As a result, Member returns may be decreased by entering into such joint ventures with affiliates of the Manager.

In the event that the Company enters into a joint venture with any other program sponsored or advised by the Manager or one of its affiliates, the Company may face certain additional risks and potential conflicts of interest. Joint venture partners may not desire to sell properties at the time the Company desires. Joint ventures between the Company and other Manager programs will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers. Under these joint venture agreements, none of the co-venturers may have the power to control the venture, and an impasse could be reached regarding matters pertaining to the joint venture, including the timing of a liquidation, which might have a negative impact on the joint venture and decrease returns to the Members. Joint ventures with other Manager programs would also be subject to the risks associated with joint ventures with unaffiliated third parties.

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Risks Related to Our Corporate Structure

We do not set aside funds in a sinking fund to pay distributions, so you must rely on our revenues from operations and other sources of funding for distributions. These sources may not be sufficient to meet these obligations.

We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to pay distributions on the Interests. Accordingly, you will have to rely on our cash from operations and other sources of liquidity, such as borrowed funds and proceeds from sale of the assets, for distribution payments. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, statutory and other factors that are beyond our control. Moreover, we cannot assure you that we will have access to additional sources of liquidity if our cash from operations are not sufficient to fund distributions to you. Our need for such additional sources may come at undesirable times, such as during poor market or credit conditions when the costs of funds are high and/or other terms are not as favorable as they would be during good market or credit conditions. The cost of financing will directly impact our results of operations, and financing on less than favorable terms may hinder our ability to make a profit. Your right to receive distributions on your Interests is junior to the right of our general creditors to receive payments from us. If we do not have sufficient funds to meet our anticipated future operating expenditures and debt repayment obligations as they become due, then you could lose all or part of your investment. We currently do not have any revenues.

You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a Member.

Our Manager determines our major policies, including our policies regarding financing, growth and debt capitalization. Our Manager may amend or revise these and other policies without a vote of the Members. Our Manager’s broad discretion in setting policies and our Members’ inability to exert control over those policies increases the uncertainty and risks you face as a Member. In addition, our Manager may change our investment objectives without seeking Member approval.

Our ability to make distributions to our Members is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

Currently, our strategy includes paying a quarterly distribution to investors. under this Offering that would result in positive annualized return on investment, net of expenses, of which there is no guarantee. Class A Members will receive 80% (eighty percent) of the Distributable Cash out of the Class A Unit Percentage Share to Class A Members and 70% (seventy percent) of Distributable Cash out of the Class B Unit Percentage Share to Class B Members, as defined in the Company’s Operating Agreement. (See “SUMMARY OF OPERATING AGREEMENT” at page 47) In the event of downturns in our operating results, decision by our Manager to acquire additional properties or other investments, capital improvements to our properties, or other factors, we may be unable, or may decide not to pay distributions to our Members. The timing and amount of distributions are the sole discretion of our Manager who will consider, among other factors, our financial performance, any debt service obligations, any debt covenants, and capital expenditure requirements. We cannot assure you that we will generate sufficient cash in order to pay distributions.

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Investors will not receive the benefit of the regulations provided to real estate investment trusts or investment companies.

We are not a real estate investment trust and enjoy a broader range of permissible activities. Under the Investment Company Act of 1940, an “investment company” is defined as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Under the Investment Advisers Act of 1940, an “investment adviser” is defined, in relevant part, as any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.

We intend to operate in such manner as not to be classified as an "investment company" within the meaning of the Investment Company Act of 1940 as we intend on primarily holding real estate. In addition, the Manager is not an investment adviser registered with the SEC, will not be governed by the Investment Advisers Act of 1940, and will not be acting in such capacity with respect to the Company because the Company will not be investing in assets which fall within the definition of a security under U.S. federal securities laws. The management and the investment practices and policies of ours are not supervised or regulated by any federal or state authority. As a result, investors will be exposed to certain risks that would not be present if we were subjected to a more restrictive regulatory situation.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted

If we are ever deemed to be an investment company under the Investment Company Act of 1940, or our Manager is ever deemed to be an investment adviser under the Investment Advisers Act of 1940, we may be subject to certain restrictions including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

•	registration as an investment company and our Manager’s registration as an investment adviser;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

The exemption from the Investment Company Act of 1940 may restrict our operating flexibility. Failure to maintain this exemption may adversely affect our profitability.

We do not believe that at any time we will be deemed an “investment company” under the Investment Company Act of 1940 as we do not intend on trading or selling securities. Rather, we intend to hold and manage real estate. However, if at any time we may be deemed an “investment company,” we believe we will be afforded an exemption under Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (referred to in this Offering as the “1940 Act”). Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an “investment company” any entity that is primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate”. To qualify for this exemption, we must ensure our asset composition meets certain criteria. Generally, 55% of our assets must consist of qualifying mortgages and other liens on and interests in real estate and the remaining 45% must consist of other qualifying real estate-type interests. Maintaining this exemption may adversely impact our ability to acquire or hold investments, to engage in future business activities that we believe could be profitable, or could require us to dispose of investments that we might prefer to retain. If we are required to register as an “investment company” under the 1940 Act, then the additional expenses and operational requirements associated with such registration may materially and adversely impact our financial condition and results of operations in future periods.

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NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE, OTHER THAN THOSE CLAIMS UNDER FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF DELAWARE. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JURY TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

The Operating Agreement contains a mandatory dispute resolution process which may limit the rights of investors to some legal remedies and forums otherwise available. This Agreement contains a provision which requires that all claims arising from Member's investment in the Company be resolved through arbitration.

For Members’ information:

(a) Arbitration is final and binding on the parties;

(b) The parties are waiving their right to seek remedies in court, including the right to jury trial;

(c) Pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings.

(d) The Arbitration Award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited;

(e) The panel of arbitrators may include a minority of persons engaged in the securities industry. Such arbitration provision limits the rights of an investor to some legal remedies and rights otherwise available.

The dispute resolution process provisions do not apply to claims under the federal securities laws. By agreeing to the dispute resolution process, including mandatory arbitration, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Insurance Risks

We may suffer significant losses that are not covered by insurance.

The geographic areas in which we invest in properties may be at risk for damage to property due to certain weather-related and environmental events, including such things as severe blizzards, fires, thunderstorms, flooding, sinkholes, earthquakes, tornadoes, and hurricanes. To the extent possible, the Manager may but is not required to attempt to acquire insurance against some of these risks. However, such insurance may not be available (or may only be available at cost-prohibitive costs) in all areas, nor are all hazards insurable as some may be deemed acts of God or be subject to other policy exclusions.

Furthermore, an insurance company may deny coverage for certain claims, and/or determine that the value of the claim is less than the cost to restore the property, and a lawsuit could have to be initiated to force them to provide coverage, resulting in further losses in income to the Company. Additionally, properties may now contain or come to contain mold, which may not be covered by insurance and has been linked to health issues.

Environmental and Litigation Risks

We may be required to mitigate or compensate others for certain environmental issues, resulting in increased costs.

Under various federal, state and local environmental and public health laws, regulations and ordinances, the Company may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases (including in some cases natural substances such as methane or radon gas) and may be held liable under these laws or common law to a governmental entity or to third-parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the real or suspected presence of these substances in soil or groundwater beneath a Property. These damages and costs may be substantial and may exceed insurance coverage the Company has for such events.

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Structures on a property may have contained hazardous or toxic substances, or have released pollutants into the environment; or may have known or suspected asbestos-containing building materials, lead based paint, mold, or insect infestations (such as roaches or bed bugs), that the Company may be required to mitigate. Undetected or unmitigated conditions such as these may cause (or be suspected to cause) personal injury and/or property damage, which could subject the properties, the Manager, and/or the Company to litigation with and liability to third parties.

The Manager will attempt to limit exposure to such conditions by conducting due diligence on a property, however, all or some of these conditions may not be discovered or occur until after that property has been acquired by the Company.

We may be subject to liability for alleged or actual harm to third parties and costs of litigation.

Owning and operating the properties subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time consuming. The Company may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial Losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and the Manager may be delayed or prevented from implementing the business plan of the Company.

We may acquire properties which are not in compliance with the Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990 (the ADA), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. A determination that a property owned and operated by the Company is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. Furthermore, modifications made to comply with the ADA may result in unforeseen costs, which may impair the Company’s ability to make Distributions to its Members.

Federal Income Tax Risks

The Internal Revenue Service may challenge our characterization of material tax aspects of your investment in the Interests.

An investment in Interests involves material income tax risks which are discussed in detail in the section of this offering entitled “TAX TREATMENT OF COMPANY AND ITS SUBSIDIARIES” starting on page 43. You are urged to consult with your own tax advisor with respect to the federal, state, local and foreign tax considerations of an investment in our Interests. We may or may not seek any rulings from the Internal Revenue Service regarding any of the tax issues discussed herein. Accordingly, we cannot assure you that the tax conclusions discussed in this offering, if contested, would be sustained by the IRS or any court. In addition, our legal counsel is unable to form an opinion as to the probable outcome of the contest of certain material tax aspects of the transactions described in this offering, including whether we will be characterized as a “dealer” so that sales of our assets would give rise to ordinary income rather than capital gain. Our counsel also gives no opinion as to the tax considerations to you of tax issues that have an impact at the individual or partner level.

You may realize taxable income without cash distributions, and you may have to use funds from other sources to fund tax liabilities.

As a Member of the Company, you will be required to report your allocable share of the Company’s taxable income on your personal income tax return regardless of whether you have received any cash distributions from us. It is possible that your Interests will be allocated taxable income in excess of your cash distributions. We cannot assure you that cash flow will be available for distribution in any year. As a result, you may have to use funds from other sources to pay your tax liability.

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You may not be able to benefit from any tax losses that are allocated to your Interests.

Interests may be allocated their share of tax losses should any arise. Section 469 of the Internal Revenue Code limits the allowance of deductions for losses attributable to passive activities, which are defined generally as activities in which the taxpayer does not materially participate. Any tax losses allocated to investors will be characterized as passive losses, and, accordingly, the deductibility of such losses will be subject to these limitations. Losses from passive activities are generally deductible only to the extent of a taxpayer’s income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or “portfolio income”, which includes non-business income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Accordingly, you may receive no benefit from your share of tax losses unless you are concurrently being allocated passive income from other sources.

We may be audited which could subject you to additional tax, interest and penalties.

Our federal income tax returns may be audited by the Internal Revenue Service. Any audit of the Company could result in an audit of your tax return. The results of any such audit may require adjustments of items unrelated to your investment, in addition to adjustments to various Company items. In the event of any such audit or adjustments, you might incur attorneys’ fees, court costs and other expenses in contesting deficiencies asserted by the Internal Revenue Service. You may also be liable for interest on any underpayment and penalties from the date your tax was originally due. The tax treatment of all Company items will generally be determined at the Company level in a single proceeding rather than in separate proceedings with each Member, and our Manager is primarily responsible for contesting federal income tax adjustments proposed by the Internal Revenue Service. In such a contest, our Manager may choose to extend the statute of limitations as to all Members and, in certain circumstances, may bind the Members to a settlement with the Internal Revenue Service. Adjustments to Company items would continue to be determined at the Company level however, and any such adjustments would be accounted for in the year they take effect, rather than in the year to which such adjustments relate. Our Manager will have the discretion in such circumstances either to pass along any such adjustments to the Members or to bear such adjustments at the Company level.

State and local taxes and a requirement to withhold state taxes may apply, and if so, the amount of net cash from open payable to you would be reduced.

The state in which you reside may impose an income tax upon your share of our taxable income. Further, states in which we will own properties may impose income taxes upon your share of our taxable income allocable to any Company property located in that state. Many states have implemented or are implementing programs to require companies to withhold and pay state income taxes owed by non-resident Members relating to income-producing properties located in their states, and we may be required to withhold state taxes from cash distributions otherwise payable to you. You may also be required to file income tax returns in some states and report your share of income attributable to ownership and operation by the Company of properties in those states. In the event we are required to withhold state taxes from your cash distributions, the amount of the net cash from operations otherwise payable to you would be reduced. In addition, such collection and filing requirements at the state level may result in increases in our administrative expenses that would have the effect of reducing cash available for distribution to you. You are urged to consult with your own tax advisors with respect to the impact of applicable state and local taxes and state tax withholding requirements on an investment in our Interests.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our Interests. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect your taxation as a Member. Any such changes could have an adverse effect on an investment in our Interests or on the market value or the resale potential of our properties. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in Interests and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our Interests.

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DETERMINATION OF OFFERING PRICE

Our Offering Price is arbitrary with no relation to value of the company. This Offering is a self-underwritten offering, which means that it does not involve the participation of an underwriter to market, distribute or sell the Investor Interests offered under this offering.

If the maximum amount of Investor Interests are sold under this Offering, the purchasers under this Offering will own 100% of the Investor Interests outstanding.

If the minimum amount of Investor Interests are sold under this Offering, the purchasers under this Offering will own 100% of the Investor Interests outstanding.

If some amount of Investor Interests are sold under this Offering, between the above maximum and minimum amount of this Offering, the purchasers under this Offering will own 100% of the Investor Interests.

PLAN OF DISTRIBUTION

This Offering shall remain open for one year following the Qualification Date of this Offering unless earlier terminated by the Manager in its sole and absolute discretion, provide that the Manager may extend the Offering an additional six-month period so long as it is compliant with the qualification requirements of the Commission.

The Investor Interests (Interests) are self-underwritten and are being offered and sold by the Company on a minimum/maximum basis. Units are being offered through three separate channels:

•

Investors who purchase shares from a registered broker-dealer, will receive one Class A Unit per $10.6383 invested. For example, an investor investing the minimum $10,000 will receive 940 Class A Units.  The Company will pay an upfront selling commission in connection with the purchase of these shares. The Company has entered into, or will enter into arrangements to pay a placement fee equal to six (6.0%) percent of Gross Offering Proceeds (“Placement Fee”) to participating brokers.  This Placement Fee is in addition to the one (1%) percent commission payable to WealthForge for administrative and compliance related functions, for a total Sellers’ Commission of seven (7.0%) percent.

•	Investors who purchase shares through investment adviser registered under the Investment Advisers Act of 1940, as amended (RIAs) and who have been advised by such adviser on an ongoing basis regarding investments other than in the Company, will receive one Class A Unit per $10 invested. For example, an investor investing the minimum $10,000 will receive 1000 Class A Units. The Company has engaged WealthForge to provide Marketplace Services to these RIAs via its Altigo Marketplace platform, and will pay an additional $100 per transaction “Marketplace Fee” on Investor Interests purchased through RIAs who use this platform. This Marketplace Fee is in addition to the 1% commission payable to WealthForge for administrative and compliance related functions. The Marketplace Fee will be waived for Investor Interests purchased through RIAs with whom the Company has or develops a relationship with prior to those RIAs’s clients investing in the Offering.

•	The Manager, its employees, officers and directors, will advertise the offering to investors directly. Investors who purchase shares directly from the Company will receive one Class A or Class B Unit per $10 invested. Investors will receive Class A shares if they have either (a) purchase at least One Hundred Thousand Dollars ($100,000) worth of Investor Interests; or (b) previously invested in Affiliates of the Manager and the Manager agrees to admit them as Class A Members, in the sole discretion of the Manager. All other direct investors shall be admitted as Class B Members. Investors who are admitted as Class B Members and later purchase additional Units resulting in a total Unreturned Capital Contribution of $100,000 or higher will have their Class B shares converted to Class A shares as of the date the Capital Contribution bringing their total above $100,000 is received in the Company’s escrow account and determined to be in good order. No commissions will be paid for the sale of these interests beyond the one (1%) percent commission to WealthForge discussed above.

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No compensation will be paid to any principal, the Manager, or any affiliated company or party with respect to the sale of the Investor Interests. This means that no compensation will be paid to Jason Weimer and Robert Barlau or affiliated companies with respect to the sale of the Investor Interests. We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they a) perform substantial duties at the end of the offering for the issuer; b) are not broker dealers; and c) do not participate in selling securities more than once every 12 months, except for any of the following activities: i) preparing written communication, but no oral solicitation; or ii) responding to inquiries provided that the content is contained in the applicable registration statement; or iii) performing clerical work in effecting any transaction. Neither the Company, its Manager, nor any affiliates conduct any activities that fall outside of Rule 3a4-1 and are therefore not brokers nor are they dealers. All subscription funds which are accepted will be deposited directly into the Company’s escrow account. Subscription funds placed in the Company's escrow account may only be released if the Minimum Offering Amount is raised within the Offering Period. The purchase price for the Investor Interests is either $10 or $10.6383 per Unit depending on the way the investor invests, with a minimum investment of $10,000. The Company will raise a minimum of $1,000,000 prior to funds being released to the Company. If the Company does not raise the Minimum Offering Amount within the Offering Period, all proceeds raised to that point will be promptly returned to subscribers of Investor Interests pro-rata, without any deductions for commissions or fees. Subscription Agreements are irrevocable.

The Company plans use Gratus Capital’s current network of real estate investors to directly solicit investments as well as various forms of advertisement. The Company, subject to Rule 255 of the Securities Act of 1933 and corresponding state regulations, is permitted to generally solicit investors by using advertising mediums, such as print, radio, TV, and the Internet. We will offer the securities as permitted by Rule 251 (d)(1)(iii) whereby offers may be made after this Offering has been qualified, but any written offers must be accompanied with or preceded by the most recent offering circular filed with the Commission for the Offering. The Company plans to directly solicit investors using the Internet through a variety of existing internet advertising mechanisms, such as search based advertising, search engine optimization, and the Manager’s website at gratusfunds.com.

Please note that the Company will not communicate any information to prospective investors except as may be permitted under applicable securities laws without providing access to the Offering. The Offering may be delivered through the website that is in the process of being developed, through email, or by hard paper copy.

However received or communicated, all of our communications will be Rule 255 compliant and not amount to a free writing prospectus. We will not orally solicit investors and no sales will be made prior to this offering statement being declared qualified and a final Offering is available.

Investments will be processed on a first come, first served basis, up to the Offering Amount of $75,000,000.

The minimum accepted from any Subscriber is $10,000. Subscription funds may remain in the Company’s escrow account up until such time of a purchase of real estate asset or the repayment of a Manager Advance note payable to the Manager or an affiliate of the Manager in which the proceeds were used to purchase a real estate asset or pay the Company’s expenses (such advances to be repaid with simple annualized interest of up to ten percent (10%)).

The Offering Period will commence upon the Offering Statement being declared qualified.

This Investment is suitable only for persons who can bear the economic risk for an indefinite period of time and who can afford to lose their entire investment. Furthermore, investors must understand that such investment Is illiquid and is expected to continue to be illiquid for an indefinite period of time. No public market exists for the securities, and no public market is expected to develop following this offering. Investors will be required to represent and warrant that they meet these suitability requirements prior to being admitted as members of the Company. Neither the Company nor its Manager will conduct an independent analysis of whether potential members meets the suitability requirements for this investment.

No sale will be made to a prospective investor if the aggregate purchase price payable is more than 10% of the greater of the prospective investor’s annual income or net worth. Different rules apply to accredited investors and non-natural persons.

Periodically, the Manager will report to the Members and will supplement this Offering with material and/or fundamental changes to our operations. We will also provide updated financial statements to all Members and prospective Members.

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In compliance with Rule 253(e) of Regulation A, the Manager shall revise this Offering Statement during the course of the Offering whenever information herein has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented. Such updates will not only correct such misleading information but shall also provide update financial statements and shall be filed as an exhibit to the Offering Statement and be requalified under Rule 252.

WealthForge is not participating as an underwriter of the offering and under no circumstance will it, as part of this offering, solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor. Rather, WealthForge’s involvement in the offering is limited to acting as Managing Broker Dealer and an accommodating broker-dealer for the investments solicited by the Company. WealthForge does not expressly or impliedly affirm the completeness or accuracy of the Offering Circular. All inquiries regarding this offering or services provided by WealthForge and its affiliates should be made directly to the company.

Investors should be aware that FINRA and FINRA members may receive the following compensation in connection with this offering:

·	WealthForge will receive a Diligence Fee of $10,000, payable after this Offering is qualified.
·	WealthForge will receive a Transaction Management fee of one (1%) of the Gross Offering Proceeds, up to a maximum of $750,000 (if all units are sold).
·	WealthForge will receive a Marketplace Fee of $100 per transaction involving the clients of RIAs, except for clients of RIAs with whom the Company has or develops a relationship prior to the time of an investment into the Offering, up to a maximum of $750,000 (if 100% of the Maximum Dollar Amount of $75,000,000 is sold to clients of RIAs with whom the Company has no prior relationship in 7500 transactions of $10,000 each).
·	WealthForge will receive a Regulatory Filing Service Fee of $350 for the submission of the 5110. The Company has retained a different, non-broker dealer affiliated vendor to make its required filings with various state regulatory entities, and therefore does not expect to pay WealthForge any additional filing fees.
·	FINRA has received a 5110 Filing fee of $11,750.
·	Registered broker-dealers will receive a Placement Fee of up to six (6.0%) percent of Gross Offering Proceeds, up to a maximum of $4,500,000 (if 100% of the Maximum Dollar Amount of $75,000,000 is sold to clients of registered Broker-Dealers).

USE OF PROCEEDS

The net proceeds to us from the sale of up to $75,000,000 in Investor Interests will vary depending upon the total number of Investor Interests sold. Regardless of the number of Investor Interests sold, we expect to incur Offering expenses estimated between approximately $196,100 and $216,100 for legal, accounting, marketing and other costs in connection with this offering. The table below shows the intended net proceeds from this offering, indicating scenarios where we sell various amounts of the Investor Interests. There is no guarantee that we will be successful at selling any of the securities being offered in this Offering. Accordingly, the actual amount of proceeds we will raise in this offering, if any, may differ.

The offering scenarios presented below are for illustrative purposes only and the actual amounts of proceeds, if any, may differ.

	Minimum	25%	50%	75%	100%
Gross Proceeds	$1,000,000	$18,750,000	$37,500,000	$56,250,000	$75,000,000
Offering Expenses (BlueSky, Legal, Accounting, etc.)[1]	$196,100	$216,100	$216,100	$216,100	$216,100
Managing Broker-Dealer Fees[2]	$10,000	$187,500	$375,000	$562,500	$750,000
Marketplace Fees (Estimated as $100 per $100,000 in capital raised)[3]	$1,000	$18,750	$37,500	$56,250	$75,000
Broker Dealer Fee (Estimated as 6% commission on 10% of funds raised)[4]	$6,000	$112,500	$225,000	$337,500	$450,000
Net Proceeds (Deals)	$786,900	$18,215,150	$36,646,400	$55,077,650	$73,508,900
Asset Management Fee[5]	$10,000	$187,500	$375,000	$562,500	$749,000
Acquisition & Origination Fees[6]	$44,000	$1,030,516	$2,061,766	$3,093,016	$4,124,266
Acquisitions (NET PURCHASES)[7]	$583,900	$15,951,592	$32,183,551	$48,405,509	$64,638,467
Related Acquisition Costs (Closing Costs)[8]	$47,000	$651,042	$1,302,083	$1,953,125	$2,604,167
Working Capital[9]	$37,000	$328,125	$656,250	$984,375	$1,312,500
Legal and Accounting[10]	$65,000	$66,375	$67,750	$79,125	$80,500
Total Use of Proceeds	$1,000,000	$18,750,000	$37,500,000	$56,250,000	$75,000,000

________

(1)

These costs assume the costs related with completing the Form 1-A as well as those costs related to the services of a transfer agent, listing fees, marketing costs, our interim financial statements, and our legal costs. It is expected that the Company will reimburse these expenses to the Manager without interest. The Company expects such fees to be broken out approximately as follows:

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	Minimum	25%	50%	75%	100%
Legal Fees	$75,000	$75,000	$75,000	$75,000	$75,000
Accounting Fees	$20,000	$36,000	$36,000	$36,000	$36,000
Auditing Fees	$10,000	$10,000	$10,000	$10,000	$10,000
WealthForge Diligence Fee	$10,000	$10,000	$10,000	$10,000	$10,000
WealthForge Regulatory Service Filing Fee	$350	$350	$350	$350	$350
Organization and Blue-Sky Fees	$15,000	$15,000	$15,000	$15,000	$15,000
FactRight Diligence Fee	$20,000	$20,000	$20,000	$20,000	$20,000
FINRA 5110 Filing Fee	$11,750	$11,750	$11,750	$11,750	$11,750
Transfer Agent Fees	$30,000	$30,000	$30,000	$30,000	$30,000
Other Professional Fees	$4,000	$8,000	$8,000	$8,000	$8,000
TOTAL	$196,100	$216,100	$216,100	$216,100	$216,100

_______

(2)

The Company has engaged WealthForge Securities, LLC member FINRA/SIPC (“WealthForge”), to act as the Managing Broker-Dealer in connection with this offering. The Sellers’ Commission reported in the table above includes a one (1.0%) percent commission on all the Investor Interests being offered payable to WealthForge for performing administrative and compliance related functions. It does not include other fees payable by the Company to WealthForge, such as the “Marketplace Fee” and “Broker Dealer Fee” broken out separately below, or the “Diligence Fee” and “Regulatory Filing Service Fee,” which are included in the “Offering Expenses (BlueSky, Legal, Accounting, etc.)” category above.

(3)

The Company has also engaged WealthForge to provide Marketplace Services to Registered Investment Advisers (RIAs) whose clients purchase Investor Interests via its Altigo Marketplace platform, and will pay an additional $100 per transaction “Marketplace Fee” on Investor Interests purchased through RIAs who use this platform. The Marketplace Fee will be waived for Investor Interests purchased through RIAs with whom the Company has or develops a relationship with prior to those RIAs’s clients investing in the Offering.

(4)

The Company will pay an upfront commission in connection with the purchase of Investor Units through registered broker-dealers. The Company has entered into, or will enter into arrangements to pay a placement fee equal to six (6.0%) percent of Gross Offering Proceeds (“Placement Fee”) to participating brokers. The Company estimates that 10% of the total amount invested will be invested through broker-dealers.

(5)

The Manager or its designated affiliate(s) will receive an asset management fee equal to the greater of 1% per annum of the total of all Class A, Class B, and Class C member’s initial Capital Contributions (without reduction for any returned capital) OR 2% of the total gross income of the Fund. These fees are difficult to determine at this time. The Asset Management Fee shall be paid no more frequently than monthly, at the sole discretion of the Manager. It is anticipated that these costs will be paid from cash generated from operations, or treated as a Manager Advance and reimbursed (together with up to 10% simple annualized interest) with cash generated from operations at some later point if no cash is available.

(6)

The Manager will be paid a two percent (2%) Acquisition Fee based on the acquisition price of a property. This number assumes the leverage of the properties. The Manager will also be paid four percent (4%) of any amounts loaned by the Company.

(7)

We plan to primarily purchase multi-family properties but will consider opportunistic single-family residential properties as well as commercial real estate assets (e.g., senior living, mobile home parks, self-storage, mixed use, office and/or retail) as well as real estate backed loans and other real estate backed investments with the proceeds from this Offering.

(8)

We believe acquisition related and closing costs could be between 1% and 3% of the value of the acquisition, with an average of 2%. These costs could include travel to states in which we purchase properties, research costs, closing costs, and other costs. Our ability to quantify any of the expenses is difficult as they will all depend on size of deal, price, due diligence performed (such as appraisal, environmental, property condition reports), legal and accounting, etc. We expect the related acquisition costs to be correlated with the price of the property.

(9)	Costs associated with portal costs, transfer agent fees and working capital for the next 12 months.

(10)	Costs for accounting and legal fees associated with being a public company for the next 12 months. It is anticipated that these costs will be paid from cash generated from operations.

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The Use of Proceeds sets forth how we intend to use the funds under the various percentages of the related offering. All amounts listed are estimates.

The net proceeds will be used for ongoing legal, accounting, and other professional fees, working capital for the creation of an investor portal for the next 12 months, and for the costs associated with acquiring properties, such as broker price opinions, closing costs, title reports, recording fees, accounting costs and legal fees. We determined estimates for ongoing professional fees based upon consultations with our accountants and lawyers, and operating expenses and due diligence costs based upon the Manager’s real estate industry experience.

As of September 30, 2021, the Manager has incurred $66,540 to the Company for offering expenses and the balance will be paid by the Manager regardless of the number of Interests sold. Our Offering expenses are comprised of legal and accounting expenses, SEC and EDGAR filing fees, printing and transfer agent fees. Our Manager will not receive any compensation for their efforts in selling our Investor Interests.

The Manager will pay the offering expenses regardless of the amount of Investor Interests we sell and will only be reimbursed if the Company raises a minimum of $1,000,000 in Investor Interests. If we raise at least $1,000,000, we believe that we will have sufficient funds to continue our filing obligations as a reporting company for the next 12 months. We intend to use the proceeds of this offering in the manner and in order of priority set forth above. We do not intend to use the proceeds to acquire the assets of or finance the acquisition of other businesses. At present, no material changes are contemplated. Should there be any material changes in the projected use of proceeds in connection with this Offering, we will issue an amended Offering reflecting the new uses.

In all instances the Company will need some amount of working capital to maintain its general existence and comply with its reporting obligations. In addition to changing allocations because of the amount of proceeds received, we may change the use of proceeds because of required changes in our business plan. Investors should understand that we have wide discretion over the use of proceeds. Therefore, management decisions may not be in line with the initial objectives of investors who will have little ability to influence these decisions.

SELECTED FINANCIAL DATA

The following summary financial data should be read in conjunction with “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION” and the Financial Statements and Notes thereto, included elsewhere in this Offering Circular. The statement of operations and statement of assets, liabilities and members' equity data from inception through the period ended December 31, 2020 is derived from the audited financial statements.  The interim statement of operations and interim statement of assets, liabilities and members' equity data from January 1, 2021 to September 30, 2021 are derived from the unaudited interim financial statements attached hereto.

At December 31, 2020

Cash	$1,000
Organization Expenses	$20,089
TOTAL ASSETS	$21,089

Amounts due to Manager and related parties	$25,315
TOTAL LIABILITIES	$25,315

TOTAL MEMBERS’ EQUITY	$(4,226)

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$21,089

At September 30, 2021

Cash	$1,000
Computer Software	$3,500
Organization Expenses	$60,564
TOTAL ASSETS	$65,064

Amounts due to Manager and related parties	$69,290
TOTAL LIABILITIES	$69,290

TOTAL MEMBERS’ EQUITY	$(4,226)

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$65,064

Inception (November 10, 2020) to December 31, 2021

Revenues	$0

Expenses	$5,226

Net Income (Loss)	$(5,226)

Inception (January 1, 2021) to September 30, 2021

Revenues	$0

Expenses	$0

Net Income (Loss)	$0

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this Offering Circular.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Cautionary Statement Regarding Forward-Looking Statements

With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, projections concerning operations and available cash flow. Our actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto appearing elsewhere herein.

Background Overview

Gratus Capital Properties Fund III LLC was formed in the State of Delaware on November 10, 2020. We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause our plans to change. The Manager of the Company does not have any plans or arrangements to enter into a change of control, business combination or similar transaction or to change management.

The Company’s overall strategy is to purchase multi-family property in the mid-west, south and southeastern United States initially, specifically in Florida, Georgia, Iowa, Kentucky, Maryland, Minnesota, North Carolina, South Dakota, Tennessee, and Texas. However, the Company will not limit itself exclusively to these area or types of real estate assets and may, from time to time invest in other cash flowing and potentially cash flowing multi-family, commercial (e.g., senior living, mobile home parks, self-storage, mixed use, office and/or retail), new development property, and single-family assets as well as real estate backed loans and other real estate backed investments in other markets. The Company will attempt to achieve an overall Company positive internal rate of return, net of expenses.

The Company will be owned by the Manager and Members and will have a Membership which may include, but is not limited to: individuals, individual retirement accounts, entities, trusts, banks and other financial institutions, endowments, and pension funds.

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The Company hopes to offer its Class A Members the opportunity to earn 80% (eighty percent) of the Class A Unit Percentage Share’s realized profits and Class B Members the opportunity to earn 70% (seventy percent) of the Class B Unit Percentage Share’s realized profits. The Company’s realized profits shall be distributed to the Class A Members and Class B Members in proportion to each Class’s Percentage Share and each Member’s respective Capital Contribution. For purposes of illustration, if total units sold were 100,000, 35,000 of which were Class A Units and 65,000 of which were Class B Units, the Class A Unit Percentage Share would be 35% and the Class B Unit Percentage Share would be 65%. Note that the Manager has discretion to reinvest what would otherwise be Distributable Cash in new or currently held Properties or other real estate backed loans and other real estate backed investments. The Manager, GCPF Management LLC, will exclusively manage the Company. The Company intends to hire third-party property managers to manage our properties.

We are currently searching for properties and hope to acquire real estate investments immediately after raising the Minimum Offering amount. We expect that we will be finished with the process of qualification by the end of fall 2021 and commence our fundraising by the end of the fall. Simultaneously, our Manager is aggressively searching for properties and other real estate investment opportunities.  The Manager or its affiliates may “pre-fund” one or more properties, acquiring them using its own funds so as to make that investment available to the Company and any Parallel Funds. See “SUMMARY OF OPERATING AGREEMENT. —Parallel Funds, Special Purpose Entities and Co-Investment Opportunities”. We hope that by end of fall 2021, we will have acquired our first real estate investment. If the Manager or its affiliates “pre-funds” one or more properties, it may charge the Company simple annualized interest of up to 10% during the time between when it purchases the property and when the Company uses its Capital to replace that “pre-funding.”. Company investments will depend highly the availability of properties and other real estate investments that meet our investment criteria. As we search for properties, we intend to expend capital in accordance with our Use of Proceeds. If we raise the minimum amount of $1,000,000, we will incur expenses related with the operation of the Company and the continuing expenses related to being a reporting company under the requirements of Tier 2, Regulation A. To finish the Form 1-A, we believe we will need a minimum of approximately $100,000. Depending on how much capital we raise, will depend on how much capital we will need for working capital, marketing expenses and professional fees. Our Manager believes that if we only raise the minimum amount, very little will be needed for working capital. However, the more money is raised, the more resources will be needed to in order to run the Company effectively and thus more working capital will be needed. Our Manager and its affiliates are committed to providing the approximately $100,000 for the completion of the Form 1-A, unless we are able to raise a minimal amount through this Offering. When the Manager and its affiliates provide such capital, it will be in the form of making advances to the Company which will be repaid once sufficient Capital is raised.

Results of Operations

For the period ended September 30, 2021 (unaudited)

We generated no revenues for the period ended September 30, 2021. We do not have any current activities. We have generated expenses of $69,290 and losses of $5,226 from inception (November 10, 2020) to September 30, 2021.

Total expenses

From inception (November 10, 2020) to September 30, 2021, we have generated expenses of $5,226.

Assets

As of September 30, 2021, we had $60,564 in deferred offering costs and $3,500 in computer software.

Liabilities

As of September 30, 2021, we had $69,290 in related party advances.

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Liquidity and Capital Resources

As of September 30, 2021, the Company had $1000 in cash and total liabilities of $69,290. The Company hopes to raise $75,000,000 in this Offering with a minimum of $1,000,000 in funds raised. If we are successful at raising the minimum amount of this Offering, we believe that such funds will be sufficient to fund our expenses over the next twelve months which we currently estimate to be approximately $100,000. Although we intend on identifying multi-family properties for acquisition with our proceeds, there is no guarantee that we will acquire any such investments. Acquisition will depend highly on our funding, the availability of those funds, the availability of multi-family properties that meet our investment criteria and the size of such liens to be acquired. Upon the qualification of the Form 1-A, the Company plans to pursue its investment strategy of multi-family property acquisition. There can be no assurance of the Company’s ability to do so or that additional capital will be available to the Company. If so, the Company’s investment objective of acquiring multi-family properties will be adversely affected and the Company may not be able to pursue an acquisition opportunity if it is unable to finance such acquisitions. The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company.

Related Party Transactions

Since our formation, we have raised capital from our Manager. The Manager has provided cash for Company startup costs, of which $69,290 has already been recorded as of the date of the interim financial statements of the Company (September 30, 2021). This was recorded as a related party advance from the Manager. It is expected that the Manager will be reimbursed for these expenses and other expenses to be incurred in connection with this Offering. The Manager will only request reimbursement once the Company has raised more than $1,000,000. Jason Weimer and Robert Barlau, the managers of the Manager, received Class C Interests as founder’s interests in exchange for $1000. Class C Interests are subordinated to our Investor Interests (Class A and Class B Interests).

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes in And Disagreements with Accountants on Accounting and Financial Disclosure

None.

Employees

Our Manager is GCPF Management LLC, will be managed by Jason Weimer and Robert Barlau, who will devote a significant portion of their working hours to our Company without a salary. For more information on our personnel, please see "MANAGER, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS." Initially Jason Weimer and Robert Barlau will coordinate all of our business operations. GCPF Management LLC, Jason Weimer, Robert Barlau, and/or their affiliates have provided the working capital to cover our initial expenses. We plan to use consultants, attorneys, accountants, and other personnel, as necessary. We believe the use of non-salaried personnel allows us to expend our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenues or cash available, we are in a better position to only utilize those services required to generate revenues as opposed to having salaried employees. Any expenses related to the Offering will be charged to the Company. For example, any costs associated with raising capital such as escrow, transfer, marketing, audit, legal, and technology fees will be borne by the Company.

Our Manager is spending the time allocated to our business in handling the general business affairs of our Company such as legal, tax, and accounting issues, including review of materials presented to our auditors, working with our counsel in preparation of filing our Form 1-A, developing our business plan and researching investment opportunities and possible multi-family property and commercial real estate acquisitions. Upon qualification and successful capital raise, the principals and employees of Gratus Capital, LLC will devote additional working hours to Gratus Capital Properties Fund III LLC.

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INVESTMENT POLICIES OF COMPANY

In all types of investment, our policies may be changed by our Manager without a vote by Members.

We will seek out multi-family properties for purchase throughout Florida, Georgia, Iowa, Kentucky, Maryland, Minnesota, North Carolina, South Dakota, Tennessee, and Texas, but may find opportunities in other states. We expect 100% of our portfolio will consist of real estate properties, real estate backed loans, and other real estate backed investments. The Company will not be investing in assets which fall within the definition of a security under U.S. federal securities laws.

We intend to evaluate each property in the following manner:

1.	Obtain property information on its condition, estimated costs for rehabilitation, if any, and feasibility of possible improvements;
2.	Using historical rental rates and vacancy rates;
3.

Obtain similar available information of comparable properties in the area including recent sales prices; analyzing rental values, vacancy rates and operating expenses; review crime statistics for the area; review school information; review economic data; review any other relevant market information; and

4.	Using the above information, perform analysis with hypothetical scenarios to determine expected profit.
5.

Due to the expected size of the properties we intend to acquire, we expect that more than 25% of Company assets will be invested into a single real estate asset upon full capitalization of the Company.

Further, potential investors should be advised:

a)	We do not intend to issue senior securities.
b)	We will borrow money collateralized by our properties that equal to up to an 80% of the value of our assets.
c)	We have no intention of initiating personal loans to other persons.
d)	We have no intention of investing in the securities of other issuers for the purpose of exercising control.
e)	We have no intention to underwrite securities of other issuers.
f)

We may offer our securities in exchange for property, in which case the Members who contributed said property will receive no more than 1 Unit for every $10 of the fair market value of the property so contributed.

g)

We intend to make annual or other reports to security holders including 1-Ks, 1-SAs, 1-Us, and exit reports on Form 1-Z as deemed necessary. Such reports will include the required financial statements.

As market conditions change, our policies for both investments and borrowing will be evaluated and updated as necessary to safeguard Member equity and increase Member returns. We will update our Members via 1-Us within a few business days, 1-SAs semi-annually, and other Member reports if there are any changes in our investment policy or our borrowing policies.

POLICIES WITH RESPECT TO CERTAIN TRANSACTIONS

Our policy with respect to our Manager concerning certain transactions is as follows:

We do not intend on issuing senior securities but may at some time in the future. We have no interest, currently, in underwriting securities of others or purchasing securities or assets other than real property assets and securities. We may encumber our properties that we acquire with bank financing but we intend that such financing will generally not exceed 80% of the value of the property.

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Conflicts of Interest

Our Manager and its affiliates experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates face include the following:

1.	Our Manager manages other investment opportunities and funds outside of the Company including those that have similar investment objectives as the Company.
2.

The Manager will most likely enlist the services of unaffiliated third-parties in order to manage our assets, but may employ one or more affiliated entities. The compensation for those third-parties or affiliated entities will be at market rates.

3.	The terms of our operating agreement (including the Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated at arm’s length.
4.

Our Members may only remove our Manager for “cause” following the affirmative vote of Members holding 75% of the Class A and Class B interests. Unsatisfactory financial performance does not constitute “cause” under the operating agreement.

Allocation of Investment Opportunities

We rely on our Manager’s members who act on behalf of our Manager to:

1.

Identify suitable investments. Our other funds and entities also rely on these same key real estate professionals. Our Manager has in the past, and expects to continue in the future, to offer other investment opportunities including offerings that acquire or invest in multi-family real estate, single-family real estate, commercial real estate or real estate equity investments, and other select real estate related assets.

2.

These additional programs may have investment criteria that compete with us. If a sale, financing, investment or other business opportunity would be suitable for more than one program, our Manager will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that our Manager determines to be relevant. The factors that our Manager’s real estate professionals could consider when determining the entity for which an investment opportunity would be the most suitable include the following:

•	the investment objectives and criteria of our Manager and other entities;
•	the cash requirements of our Manager and other entities;
•	the effect of the investment on the diversification of our Manager’s and other entities’ portfolio by type of investment, and risk of investment;
•	the policy of our Manager and other entities relating to leverage;
•	the anticipated cash flow of the asset to be acquired;
•	the income tax effects of the purchase on our Manager or the other entities;
•	the size of the investment; and
•	the amount of funds available to our Manager or the other entities.

3.

If a subsequent event or development causes any investment, in the opinion of our Manager’s real estate professionals, to be more appropriate for another entity, they may offer the investment to such entity.

4.

Except under any policies that may be adopted by our Manager, which policies are designed to minimize conflicts among the programs and other investment opportunities, no program has any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any program;
•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any program;
•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any program;
•	establishing material commercial relationships with another program; or
•	making operational and financial decisions that could be considered to be detrimental to another program.

In addition, any decisions by our Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one program more than another or limit or impair the ability of any program to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular program that such arrangements or agreements include or not include another program, as the case may be. Any of these decisions may benefit one program more than another.

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Receipt of Fees and Other Compensation by our Manager and its Affiliates

Our Manager and its affiliates will receive substantial fees from us, which fees will not be negotiated at arm’s length. These fees could influence our Manager’s advice to us as well as the judgment of affiliates of our Manager. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of provisions in our operating agreement involving our Manager and its affiliates;
•	public offerings of equity by us, which will likely entitle our Manager to increased acquisition fees, asset management fees and other fees;
•

acquisitions of investments at higher purchase prices, which entitle our Manager to higher acquisition fees and asset management fees regardless of the quality or performance of the investment and, in the case of acquisitions of investments from other entities, might entitle affiliates of our Manager to disposition fees in connection with services for the seller;

•	borrowings up to or in excess of our stated borrowing policy to acquire, which borrowings will increase asset management fees payable by us to our Manager;
•	whether and when we seek to sell our Company or its assets; and
•	whether and when we merge or consolidate our assets with other companies, including companies affiliated with our Manager.

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution.”

We currently do not have any real properties. We do not lease or own any real property. The Manager’s website may be found at gratusfunds.com. We do not pay rent for our corporate headquarters which is leased by an affiliate of the Manager. We believe that this space will be sufficient for the long term.

OVERVIEW

Gratus Capital Properties Fund III LLC is an emerging growth company which was formed on November 10, 2020. We have commenced only limited operations, exclusively focused on organizational matters in connection with this offering. We intend on generating revenues from rents to tenants for multi-family, and, in certain circumstances, commercial (e.g., senior living, mobile home parks, self-storage, mixed use, office and/or retail) and single-family assets as well as real estate backed loans and other real estate backed investments.

We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause our plans to change. The Company does not have any plans or arrangements to enter into a change of control, business combination or similar transaction or to change management.

We are offering the Interests herein on a “minimum/maximum” basis. The Company will raise a minimum of $1,000,000 (approximately 94,000 to 100,000 Investor Interests) prior to using proceeds from this Offering to acquire properties in the United States with a specific focus on markets in the states of Florida, Georgia, Iowa, Kentucky, Maryland, Minnesota, North Carolina, South Dakota, Tennessee, and Texas (although we may also find opportunities in other states). We expect to use the net proceeds from this Offering to pay for our operating costs in connection with this Offering, including marketing costs and on-going legal and accounting fees, and to finance costs associated with acquiring properties, such as broker price opinions, title reports, recording fees, accounting costs and legal fees.

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Special Purpose Entities

Throughout the Offering Circular, in reference to “acquisitions,” the Company intends to acquire interests in “special purpose entities,” also known as “SPEs.” The SPEs will hold title to property acquisitions. The Company, in turn, will invest in the SPE.

Objectives

The Company has definite objectives to fulfill its strategy. These include:

•

Penetrate the market of providing real estate opportunities for qualified individuals and/or business entities interested in achieving financial success by taking advantage of real estate investment opportunities in the mid-west, south, and southeastern United States and potentially across the contiguous United States (however, the Company will not limit itself geographically); and

•	Increasing profits as allowed by market conditions.

The Company will look to buy multi-family properties, in growth areas for the best possible price, thereby giving the Company an instant competitive advantage. A potential investor should note that the above criteria is subject to change according to market conditions.

Generally, the Fund will seek opportunities which meet the following criteria:

Type of Investment	Multifamily
Property Class	A-, B, C+
# of Units	80-500
Price	$3,000,000– $75,000,000
Cash on Cash at Pro-Forma	1-5%
Cash on Cash when Stabilized	3-6%
Target IRR	9-12%
Existing Occupancy	0-100%
Investment Term	8+ Years

Investment Strategy

The Company is seeking to invest in a diversified portfolio of income producing real estate assets and real estate related assets throughout the United States, specifically in the mid-west, south and southeastern United States. Initially, the Company intends to target multi-family properties, but may acquire other property types that meet its investment objectives.

The Company may also purchase additional properties or make other real estate investments in other property types including commercial (e.g., senior living, mobile home parks, self-storage, mixed use, office and/or retail) and single-family assets as well as real estate backed loans and other real estate backed investments when compelling opportunities arise. The Company will not be investing in assets which fall within the definition of a security under U.S. federal securities laws. It is expected that the proceeds from this Offering will initially be used to purchase multi-family properties.

We believe that there is an opportunity to create attractive total returns by employing a strategy of investing in a portfolio of such investments which are well-selected, well-managed and disposed of at an optimal time. Our principal targeted assets are investments in properties if compelling opportunities arise that present superior opportunities for above-market returns, that have quality construction and desirable locations which can attract quality tenants. These types of investments are, or relate to, properties primarily located in the mid-west, south, and southeastern United States.

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To this end, the Company’s overall strategy is to:

1)

Identify Class A-, Class B, and Class C+ multi-family apartment communities in quality locations in the Company’s target markets, where the Company can add significant value through third-party hands-on management and/or appreciation potential;

2)	Buy those communities at below-market prices, or at market prices where there is sufficient upside potential to obtain above-market returns over the long term;
3)	Make physical alterations and other improvements to those communities, where the Company can achieve significant benefit with minimal capital outlay; and
4)	Through third-party management, increase the rents to increase the overall value of the property.

Due Diligence & Financing

When the Company identifies a location or a potential property, it will secure the necessary financing, sign a contract and place an escrow deposit to be held with the designated escrow agent. The Company will take the time necessary to complete all its due diligence to the property including: site inspection, reviewing all leases, income and expenses, as well as securing a first mortgage on the property. After the due diligence process has been completed, the Company will determine whether the property is suitable or not.

If property is not suitable, the Company will cancel the contract and look for the next opportunity.

Refinancing

When it owns and manages Property, the Company will analyze the market conditions in the area where the Property is located. Simultaneously, we will investigate current interest rates. The Company will then decide whether the property should be maintained, refinanced, restructured (i.e., condominium conversion), or sold (disposition).

Real Estate Market Factors

2020 was a year that saw many significant challenges and dynamics taking place in the broader economy and in multifamily market. Multi-family has weathered surprisingly well and continues to offer meaningful returns in well placed, well priced assets. There are three major dynamics that we are focusing on in our market outlook. Those are:

•	The economic support received and recovery coming out of the 2020 COVID lockdowns.
•	The flight to quality based on individual states reactions to COVID and their lockdown policies
•	The economic impact of the monetary support provided by the relief bills.

Considering the lockdowns and all the disruption to the job market, the national apartment market held up quite well. The government stimulus had the intended effect of supporting the basic economic supply of money to keep families meeting their basic needs while the broader economy recovered, avoiding mass foreclosures across the entire real estate landscape.

Lower income households have been impacted worse than higher income ones. Vacancy rates though are projected by Freddie Mac to be up only slightly, to about 5.8%, while rents are predicted to be relatively flat for 2021 as the economy continues to recover.1

Overall, with gross income estimated to decline by 0.5% nationwide,2 given the historic economic conditions multi-family has shown its resiliency through yet another major economic downturn.

With that said the market recovery has been anything but uniform presenting some interesting opportunities across the market.

 __________

1 https://mf.freddiemac.com/docs/multifamily_2021_outlook_report.pdf Retrieved May 12, 2021

2 https://mf.freddiemac.com/docs/multifamily_2021_outlook_report.pdf Retrieved May 12, 2021

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The policies of individual states and the economic performance thereof has varied widely. What was already a trend of a flight to quality in the core Midwest and southern states with favorable business environments, low overall tax load, some with no state income tax, and the warmer climate of the lower Midwest and southern states, has only accelerated. States that took a strong stance on instability during the pandemic and balance the need to slow the spread, while also balances other threats to health due to inactivity, mental and economic health have seen a strong influx of demand. States like Florida and Texas, that were already in demand, have seen mass movements from states with severe lockdowns like California and New York. As stated in The Hill article, the Census confirms Texas and Florida are America’s future.3

We intend to place investment dollars into states that take crime seriously, offer balance of medical and economic and health risks, with low overall tax rates. That will continue to be a winning formula for many years to come.

The other side to the recovery is that not all owners fared well, leaving significant opportunities to provide liquidity to owners with operating challenges or low capitalization that may have or will become distressed due to COVID decrease in collections.

The final major factor taking place is the increase of the money supply. While the support was most helpful in putting a floor under the market, all this stimulus does not come without a price to be paid. And that is inflation. The M1 Money Stock as indicated in the chart below increased from $4 Trillion to over $18 Trillion in the past 12 months.4 This is unprecedented. As more dollars are chasing the same goods, this will cause inflation of the prices of all things, hitting assets first, but all the things we value and retain value over time. This has already begun.

M1 Money Stock 1960-2020

The price of lumber has skyrocketed, leading to developers having to pause projects in some cases. This presents opportunities to take over distressed developments that need new capital influx, but also slows down supply of new units supporting higher rents.

Also, rent has always been a great hedge against inflation. There will inevitably be an increase in expenses as costs rise faster than recent norms, however, rents will eventually follow, especially as new homes and existing homes continue to skyrocket as evidenced by the case-Shiller HPI.

________________

3 https://thehill.com/opinion/finance/551216-census-confirms-texas-and-florida-are-americas-future Retrieved May 12, 2021

4 https://fred.stlouisfed.org/series/M1SL Retrieved May 12, 2021

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Home Price Index Compared to Rent

We believe rents will outpace recent norms due to this inflationary effect. With the ability to borrow at historically low interest rates, borrowing in today’s dollars at scale will offer the ability to pay back with future dollars of lower value, driving strong inflation hedges to investors. If interest rates pop back up you could see some of that value return in the form of higher cap rates and lower valuations. However, given the steadiness of the asset class, we estimate continued demand for all quality investments.

Vacancy Rate and Gross Income Growth, History and Forecast

Vacancy has remained in historic norms and income growth is estimated to be similar to the quick rebound of 2009.

More markets will see rises in income in 2021 than 2020, with even more pressure in 2022 and beyond when inflation really starts to make its full effect.

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Rent Growth Projection Comparison 2020 to 2021

Overall, given the current market dynamics, buying into well placed assets in quality markets that will benefit from the continued populations migration to states that protect their citizens at reasonable tax loads will provide meaningful opportunities. Also, there may be situations of distress in development or from other low liquidity operators that present opportunity. In general, the inflation on the horizon will position multi-family as a continued hedge to maintain purchasing power, benefiting from low interest borrowing and eventually higher rents and operating incomes.

Acquisition of Properties

The Company will invest directly in multi-family investment properties located in the United States. Specifically, the Manager will search for multi-family real estate in stable and growth markets in Florida, Georgia, Iowa, Kentucky, Maryland, Minnesota, North Carolina, South Dakota, Tennessee, and Texas. Stable and growth market characteristics include job and household formation growth, resulting in rising occupancy levels and rising rents. Numerous other factors contribute to the market determination process including but not limited to population growth, valuation trends, occupancy trends, demographic composition, economic conditions, and supply trends.

The Company intends to employ a rigorous underwriting process including proper due diligence, market valuation studies, and total return analyses. The Company plans to primarily invest in properties with strong cash flow, which are stable with opportunities to immediately improve property value post acquisition. The Company intends to also work to improve the net operating income of each investment by improving revenue and operating margins, thereby raising property value.

The Manager will acquire properties with cash flow at the time of acquisition. Upon acquisition, the Manager intends to provide strategic physical and operational improvements to maximize investment return, but these enhancements should function as yield improvements and are not necessary to the safe performance of the investment. In this way, the Company effectively reduces risk and improves performance by assuring that each individual investment has multiple forces working to augment cash flow and property value.

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Identifying Properties for Purchase

The Manager will use its extensive network and highly specialized criteria for identifying, quantifying and qualifying investment opportunities.

The Manager intends to saturate its extensive relationships and network in each identified market to identify the very best opportunities. The Manager has established and maintained a comprehensive network of developers, banks, brokers, and other financial institutions which allow a strong market presence in target markets and robust market intelligence, strengthening our ability to identify properties within the Company’s criteria, often before entering into a market. This local knowledge and network of professional with deep knowledge of our target asset classes, we feel, gives the Company a competitive and strategic advantage.

The Managers goal is to identify the right property in the right market and potentially acquire it before it even hits the general market.

Post-Purchase Strategies

The Manager intends that the properties will be held for the duration of the Company until the property is refinanced or sold.

The Company intends to hold properties with the intention of increasing values prior to sale of the property. The Company intends to use third-party management to cure inefficiencies in the management, cure deferred maintenance, and deploy strategic capital upgrades aimed at increasing income and enhancing investor returns (including through extensive construction or rehab). The increase in cashflow should result in an increase in value so that the Company may sell or refinance the property for a profit.

The Company will look to maximizing cash flow until sale, refinance or other disposition. The Company will also analyze market conditions and support the investment with multiple exit strategies to optimally exit each investment.

Due Diligence & Financing

When the Company identifies a location or a potential property, it will secure the necessary financing, sign a contract and place an escrow deposit to be held with the designated escrow agent. The Company will take the time necessary to complete all its due diligence to the property including: site inspection, reviewing all leases, income and expenses, as well as securing a first mortgage on the property. After the due diligence process has been completed, the Company will determine whether the property is suitable or not.

If property is not suitable, the Company will cancel the contract and look for the next opportunity. If the property is suitable, it will proceed to close, typically within 45 to 60 days.

Joint Venture Partners

The Company may acquire Properties or other real estate related investments from, or invest, co-invest, joint venture or participate with, affiliates of our Manager or other real estate developers and investors, as determined by the Manager in its sole discretion. The purchase price of any Property or real estate related investment acquired from or sold to an affiliated party will be based upon the fair market value of the asset established by a third-party appraisal or fairness opinion that is dated within the last 120 days prior to the transaction.

The Manager has relationships with real estate entrepreneurs (“sponsors”) with whom it may, in some limited circumstances, seek to co-invest, joint venture or otherwise participate in certain investments that either the Company identifies, or the sponsor identifies. In the event of such co-investments or participation, including transactions with affiliates, the Manager will seek to secure such investments on behalf of the Company so that it is within the investment and return goals of the Company.

However, in some instances, these sponsors may require a right to receive a priority or pari-passu of return. In such event, the Manager will have the discretion to decide if the projected returns to the Company, after risk adjusting for such priority, warrant proceeding with the investment.

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When and if the Manager utilizes its relationships with such sponsors, separate promote structures may be established between the Manager and the co-investor or participant, which may directly benefit the Manager or an affiliate of the Manager, separate from any compensation the Manager may earn as Manager of the Company. Any separate benefit shall be paid directly to the Manager or by the co-investors and participants, and not from Company funds or its Manager.

In some circumstances, the Manager may elect to co-invest with a third-party that the Manager also controls or has some control. The Company will take the same approach with a third-party as if entering into the transaction with a sponsor as discussed above.

                We expect to use the net proceeds from this offering for ongoing legal, accounting, and professional fees, and working capital and to finance costs associated with acquiring multi-family real estate, such as market appraisals, title and recording fees, broker fees, if any, legal fees and closing costs which, in the aggregate, typically amount to 1% to 3% of the purchase price of the property acquired, with an average of 2%. However, we currently have no real estate acquisitions contemplated. Accordingly, it is difficult to estimate how much will be required in the next 12 months to implement our business plan.

Financing Strategy

Once the proceeds of this Offering have been fully invested, the Company expects our debt financing will be in the range of approximately 60% to 80% of the aggregate value of real estate investments and other assets. Financing for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at such later time as the management determines to be appropriate.

In addition, debt financing may be used from time to time for property improvements, lease inducements, tenant improvements and other working capital needs, including the payment of distributions. Additionally, the amount of debt placed on an individual property or related to a particular investment, including our pro rata share of the amount of debt incurred by an individual entity in which the Company invests, may be less than 60% or more than 80% of the value of such property/investment or the value of the assets owned by such entity, depending on market conditions and other factors.

The Company intends to limit borrowing to no more than 80% of the value of Company assets.

Exit Strategies

The Manager currently intends to operate the Company at least eight years, and to continue operating in perpetuity as long as the liquidity needs of the Members are met. By the end of 2029, the Manager intends to communicate with the Members and use reasonable efforts to formulate and execute a plan to allow Members who wish to liquidate their Interests to do so within approximately two to three years. Exit strategies that the Manager may employ at the appropriate time include, but are not limited to:

1. Sale of Properties. If the market allows for a successful sale of the properties to third parties or to Affiliate of the Manager so that the Members may realize appreciation, the Company will look to sell some or all of the properties owned by the Company to such third-party or Affiliates of the Manager.

2. Refinance the Properties and hold. The Manager expects the Properties owned by the Partnership will have leverage not to exceed a 80% loan-to-value ("LTV") ratio. If the then appraised values of the Properties show all Members may receive: a) their return of capital, and b) realized appreciation on the properties, the Company may elect to refinance some or all of the properties and return capital and any remaining appreciation.

3. Sale to a Public Real Estate Investment Trust. The Manager may find that the properties are attractive purchases for certain public Real Estate Investment Trusts. The Manager may elect to a) sell some or all of the properties outright to the individual trust; b) sell some or all of the properties to the real estate investment trust in exchange for equity in the trust (stock) and cash (depending on the appreciation value); or c) create its own real estate investment trust to which the properties may be sold or exchanged. Note: if the Members were to receive stock of the purchaser real estate investment trust in exchange for their Interests, the Members may be able to sell their shares on the public exchange of which the public real estate investment trust is traded, so long as it is traded.

4. Bulk Sale to an Institution. The Company may find an institution is interested is interested in purchasing some or all of the Company’s properties. The Manager may elect to take such an option, even at a discount, to ensure that the properties are sold in a timely fashion and so long as it is in the best interest of the Company.

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The Company will make a decision regarding the appropriate exit strategy at the time in accordance with market conditions. There is no guarantee as to what plan will be formulated or the timeline for its execution, so Members should view investing in the Company as a long-term investment with the ability to withdraw only within the Withdrawal Policy outlined below on page 49.

A program managed by the Manager stated that it would endeavor to provide a liquidity event to investors between 2022 and 2027, and would endeavor to sell its properties after approximately 10 years if liquidity could not be provided by refinance.  While this targeted period to provide liquidity has not yet arrived, this program has returned approximately 14% of invested capital to investors via cash out refinances.  See the section entitled “PRIOR PERFORMANCE” on page 56 more information concerning this program. Prospective investors should bear in mind that prior performance does not guarantee future results.

Geographic Scope

The Company will not limit itself geographically, however it intends to invest initially in the following states: Florida, Georgia, Iowa, Kentucky, Maryland, Minnesota, North Carolina, South Dakota, Tennessee, and Texas. The Company will search multi-family, single-family, and commercial properties that it may purchase at a discount to market value. The Company may acquire properties at market value where it believes that the property represents long-term or strategic value. The Company believes it can successfully identify such a potential target acquisition based upon the depth and the breadth of the industry experience, contacts and industry knowledge of the Company’s Manager. See “MANAGER, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS” on page 52 for a discussion of the Manager’s real estate experience.

Milestones

We hope to reach the following milestones in the next 25 months:

•

June 2021 - Complete and Submit our Form 1-A qualification statement. Our Manager will search for suitable properties and real estate investments and, if it finds one or more suitable properties, may “pre-fund” one or more such properties such that the Company may invest in them once sufficient capital is available.

•

December 2021 - Begin fundraising after our offering is qualified; our Manager will continue to search for suitable properties and real estate investments and, if it finds one or more suitable properties, may “pre-fund” one or more such properties such that the Company may invest in them once sufficient capital is available.

•

Winter 2021 - Reach minimum raise requirement of $1,000,000; our Manager will continue searching for suitable properties and real estate investments, if it finds one or more suitable properties, may “pre-fund” one or more such properties such that the Company may invest in them once sufficient capital is available.

•	Winter 2021 - Invest in first property; our Manager will continue searching for suitable properties and taking steps necessary to make those investments available to the Company.
•

Winter 2021 to Summer 2022 – continue to fund raise and invest in additional properties and real estate investments; our Manager will continue searching for suitable properties and taking steps necessary to make those investments available to the Company.

•	November 2022 be fully funded.
•	November 2023 be fully invested.

Acquisition of properties and other real estate investments will depend highly on our funds, the availability of those funds, availability of assets that meet or investment criteria and the size of the assets to be acquired.

Competition

We will face competition from other owners, investors and developers that are looking to acquire similar properties and who may implement or are already implementing a similar business plan to ours. Further, we may be at a disadvantage to our competition who may have greater capital resources than we do, specifically cash. It has become increasingly difficult to obtain lending on many properties and those developers that are able to close without financing and pay the full purchase price of a property in cash may be able to close on more properties or will be able to negotiate better purchasing terms.

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TAX TREATMENT OF COMPANY AND ITS SUBSIDIARIES

The following is a summary of certain relevant federal income tax considerations resulting from an investment in the Company but does not purport to cover all of the potential tax considerations applicable to any specific purchaser. Prospective investors are urged to consult with and rely upon their own tax advisors for advice on these and other tax matters with specific reference to their own tax situation and potential changes in applicable law discussion is a general summary of certain federal income tax consequences of acquiring, holding and disposing of partnership interests in the Company and is directed to individual investors who are United States citizens or residents and who will hold their interests in the Company as “capital assets” (generally, property held for investment). It is included for general information only and is not intended as a comprehensive analysis of all potential tax considerations inherent in making an investment in the Company. The tax consequences of an investment in the Company are complex and will vary depending upon each investor’s individual circumstances, and this discussion does not purport to address federal income tax consequences applicable to all categories of investors, some of whom may be subject to special or other treatment under the tax laws (including, without limitation, insurance companies, qualified pension plans, tax-exempt organizations, financial institutions or broker-dealers, traders in securities that elect to mark to market, Members owning capital stock as part of a “straddle,” “hedge” or “conversion transaction,” domestic corporations, “S” corporations, REITs or regulated investment companies, trusts and estates, persons who are not citizens or residents of the United States, persons who hold their interests in the Company through a company or other entity that is a pass-through entity for U.S. federal income tax purposes or persons for whom an interest in the Company is not a capital asset or who provide directly or indirectly services to the Company). Further, this discussion does not address all of the foreign, state, local or other tax laws that may be applicable to the Company or its partners.

Prospective investors also should be aware that uncertainty exists concerning various tax aspects of an investment in the Company. This summary is based upon the IRS Code, the Treasury Regulations (the “Treasury Regulations”) promulgated thereunder (including temporary and proposed Treasury Regulations), the legislative history of the IRS Code, current administrative interpretations and practices of the Internal Revenue Service (“IRS”), and judicial decisions, all as in effect on the date of this offering circular and all of which are under continuing review by Congress, the courts and the IRS and subject to change or differing interpretations. Any such changes may be applied with retroactive effect. Counsel to the Company has not opined on the federal, state or local income tax matters discussed herein, and no rulings have been requested or received from the IRS or any state or local taxing authority concerning any matters discussed herein. Consequently, no assurance is provided that the tax consequences described herein will continue to be applicable or that the positions taken by the Company in respect of tax matters will not be challenged, disallowed or adjusted by the IRS or any state or local taxing authority.

Prospective investors are urged to consult with and rely upon their own tax advisors for advice on these and other tax matters with specific reference to their own tax situation and potential changes in applicable law.

FOREIGN INVESTORS: NON-U.S. INVESTORS ARE SUBJECT TO UNIQUE AND COMPLEX TAX CONSIDERATIONS. THE COMPANY AND THE MANAGER MAKE NO DECLARATIONS AND OFFER NO ADVICE REGARDING THE TAX IMPLICATIONS TO SUCH FOREIGN INVESTORS, AND SUCH INVESTORS ARE URGED TO SEEK INDEPENDENT ADVICE FROM ITS OWN TAX COUNSEL OR ADVISORS BEFORE MAKING ANY INVESTMENT.

Tax Classification of the Company as a Partnership

General.

The federal income tax consequences to the investors of their investment in the Company will depend upon the classification of the Company as a “Partnership” for federal income tax purposes, rather than as an association taxable as a corporation. For federal income tax purposes, a partnership is not an entity subject to tax, but rather a conduit through which all items of partnership income, gain, loss, deduction and credit are passed through to its partners. Thus, income and deductions resulting from Company operations are allocated to the investors in the Company and are taken into account by such investors on their individual federal income tax returns. In addition, a distribution of money or marketable securities from the Company to a partner generally is not taxable to the partner unless the amount of the distribution exceeds the partner’s tax basis in his interest in the Company. In general, an unincorporated entity formed under the laws of a state in the United States with at least two members, such as the Company, will be treated as a partnership for federal income tax purposes provided that (i) it is not a “publicly traded partnership” under Section 7704 of the IRS Code and (ii) does not affirmatively elect to be classified as an association taxable as a corporation under the so-called “check the box” regulations relating to entity classification. The Company is not currently a “publicly traded partnership” within the meaning of Section 7704 of the IRS Code for the reasons discussed below. In addition, the Manager does not intend to affirmatively elect classification of the Company as an association taxable as a corporation. Accordingly, the Manager expects that the Company will be classified as a partnership for federal income tax purposes.

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Publicly Traded Partnership Rules.

Under Section 7704 of the IRS Code, a partnership that meets the definition of a “publicly traded partnership” may be treated as a corporation depending on the nature of its income. If the Company were so treated as a corporation for federal income tax purposes, the Company would be a separate taxable entity subject to corporate income tax, and distributions from the Company to a partners would be taxable to the partners in the same manner as a distribution from a corporation to a shareholder (i.e., as dividend income to the extent of the current and accumulated earnings and profits of the Company, as a nontaxable reduction of basis to the extent of the partner’s adjusted tax basis in his interests in the Company, and thereafter as gain from the sale or exchange of the investors interests in the Company). The effect of classification of the Company as a corporation would be to reduce substantially the after-tax economic return on an investment in the Company.

A partnership will be deemed a publicly traded partnership if (a) interests in such partnership are traded on an established securities market, or (b) interests in such partnership are readily tradable on a secondary market or the substantial equivalent thereof. As discussed in this offering circular, interests in the Company (i) will not be traded on an established securities market; and (ii) will be subject to transfer restrictions set forth in the Operating Agreement. Specifically, the Operating Agreement generally prohibits any transfer of a partnership interest without the prior consent of the Manager except in connection with an Exempt Transfer. The Manager will consider prior to consenting to any transfer of an interest in the Company if such transfer would or could reasonably be expected to jeopardize the status of the Company as a partnership for federal income tax purposes.

The remaining discussion assumes that the Company will be treated as a Partnership and not as an association taxable as a corporation for federal income tax purposes.

Allocation of Partnership Income, Gains, Losses, Deductions and Credits

Profits and Losses are allocated to the partners under the Operating Agreement. In general, Profits or Losses during any fiscal year will be allocated as of the end of such fiscal year to each partner in accordance with their ownership interests. Certain allocations may be effected to comply with the “qualified income offset” provisions of applicable Treasury Regulations relating to partnership allocations (as referenced below).

Under Section 704(b) of the IRS Code, a Company’s allocations will generally be respected for federal income tax purposes if they have “substantial economic effect” or are otherwise in accordance with the “member’s interests in the partnership.” The Company will maintain a capital account for each Member in accordance with federal income tax accounting principles as set forth in the Treasury Regulations under Section 704(b), and the Operating Agreement does contain a qualified income offset provision. The Operating Agreement requires liquidating distributions to be made in accordance with the economic intent of the transaction and the allocations of Company income, gain, loss and deduction under the Operating Agreement are designed to be allocated to the members with the economic benefit of such allocations and are in a manner generally in accord with the principles of Treasury Regulations issued under Section 704(b) of the IRS Code relating to the partner’s interest in the partnership. As a result, although the Operating Agreement may not follow in all respects applicable guidelines set forth in the Treasury Regulations issued under Section 704(b), the Manager anticipates that the Company’s allocations would generally be respected as being in accordance with the Member’s interest in the Company. However, if the IRS were to determine that the Company’s allocations did not have substantial economic effect or were not otherwise in accordance with the Members’ interests in the Company, then the taxable income, gain, loss and deduction of the Company might be reallocated in a manner different from that specified in the Operating Agreement and such reallocation could have an adverse tax and financial effect on Members.

Limitations on Deduction of Losses.

The ability of a Member to deduct the Member’s share of the Company’s losses or deductions during any particular year is subject to numerous limitations, including the basis limitation, the at-risk limitation, the passive activity loss limitation and the limitation on the deduction of investment interest. Each prospective investor should consult with its own tax advisor regarding the application of these rules to it in respect of an investment in the Company.

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Basis Limitation. Subject to other loss limitation rules, a Member is allowed to deduct its allocable share of the Company’s losses (if any) only to the extent of such Member’s adjusted tax basis in its interests in the Company at the end of the Company’s taxable year in which the losses occur.

At-Risk Limitation. In the case of a Member that is an individual, trust, or certain type of corporation, the ability to utilize tax losses allocated to such Member under the Operating Agreement may be limited under the “at-risk” provisions of the IRS Code. For this purpose, a Member who acquires a Company interest pursuant to the Offering generally will have an initial at-risk amount with respect to the Company’s activities equal to the amount of cash contributed to the Company in exchange for its interest in the Company. This initial at-risk amount will be increased by the Member’s allocable share of the Company’s income and gains and decreased by their share of the Company’s losses and deductions and the amount of cash distributions made to the Member. Liabilities of the Company, whether recourse or nonrecourse, generally will not increase a Member’s amount at-risk with respect to the Company. Any losses or deductions that may not be deducted by reason of the at-risk limitation may be carried forward and deducted in later taxable years to the extent that the Member’s at-risk amount is increased in such later years (subject to application of the other loss limitations). Generally, the at-risk limitation is to be applied on an activity-by-activity basis. If the amount for which a Member is considered to be at-risk with respect to the activities of the Company is reduced below zero (e.g., by distributions), the Member will be required to recognize gross income to the extent that their at-risk amount is reduced below zero.

Passive Loss Limitation. To the extent that the Company is engaged in trade or business activities, such activities will be treated as “passive activities” in respect of any Member to whom Section 469 of the IRS Code applies (individuals, estates, trusts, personal service corporations and, with modifications, certain closely-held C corporations), and, subject to the discussion below regarding portfolio income, the income and losses in respect of those activities will be “passive activity income” and “passive activity losses.” Under Section 469 of the IRS Code, a taxpayer’s losses and income from all passive activities for a year are aggregated. Losses from one passive activity may be offset against income from other passive activities. However, if a taxpayer has a net loss from all passive activities, such taxpayer generally may not use such net loss to offset other types of income, such as wage and other earned income or portfolio income (e.g., interest, dividends and certain other investment type income). Member income and capital gains from certain types of investments are treated as portfolio income under the passive activity rules and are not considered to be income from a passive activity. Unused passive activity losses may be carried forward and offset against passive activity income in subsequent years. In addition, any unused loss from a particular passive activity may be deducted against other income in any year if the taxpayer’s entire interest in the activity is disposed of in a fully taxable transaction.

Non-Business Interest Limitation. Generally, a non-corporate taxpayer may deduct “investment interest” only to the extent of such taxpayer’s “net investment income.” Investment interest subject to such limitations may be carried forward to later years when the taxpayer has additional net investment income. Investment interest is interest paid on debt incurred or continued to acquire or carry property held for investment. Net investment income generally includes gross income and gains from property held for investment reduced by any expenses directly connected with the production of such income and gains. To the extent that interest is attributable to a passive activity, it is treated as a passive activity deduction and is subject to limitation under the passive activity rules and not under the investment interest limitation rules.

Limitation on Deductibility of Capital Losses. The excess of capital losses over capital gains may be offset against ordinary income of a non-corporate taxpayer, subject to an annual deduction limitation of $3,000. A non-corporate taxpayer may carry excess capital losses forward indefinitely.

Taxation of Undistributed Company Income (Individual Investors)

Under the laws pertaining to federal income taxation of limited liability companies that are treated as partnerships, no federal income tax is paid by the Company as an entity. Each individual Member reports on his federal income tax return his distributive share of Company income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Each individual Member may deduct his distributive share of Company losses, if any, to the extent of the tax basis of his Units at the end of the Company year in which the losses occurred. The characterization of an item of profit or loss will usually be the same for the member as it was for the Company. Since individual Members will be required to include Company income in their personal income without regard to whether there are distributions of Company income, such investors will become liable for federal and state income taxes on Company income even though they have received no cash distributions from the Company with which to pay such taxes.

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Tax Returns

Annually, the Company will provide the Members sufficient information from the Company's informational tax return for such persons to prepare their individual federal, state and local tax returns. The Company's informational tax returns will be prepared by a tax professional selected by the Manager.

SUMMARY OF OPERATING AGREEMENT

The Operating Agreement, in the form attached hereto as Exhibit 2. is the governing instrument establishing the terms and conditions pursuant to which the Company will conduct business and the rights and obligations between and among the Members and the Manager, as well as other important terms and provisions relating to investment in the Company. A prospective Member is urged to read and fully understand the Operating Agreement in its entirety prior to making a decision to purchase Interests. The following is a brief and incomplete summary of the terms of the Operating Agreement and is qualified in its entirety by reference to the Operating Agreement.

Profits and Losses

Losses for any fiscal year shall be allocated among the Members in proportion to their positive Capital Account balances, until the balance of each Capital Account equals zero. Thereafter, all losses shall be allocated in accordance to each Member’s respective Percentage Interest in the Company, giving consideration to their respective ownership period. Profits will first be allocated pro rata to the Members in accordance with the amount of Losses previously allocated if such previous Losses were not offset by Profits. Thereafter, Profits shall be allocated shall be allocated among the Members, in proportion to their Economic Interest. Class A Members will be allocated 80% of Profits proportion to their respective Percentage Interests in the Class A Unit Percentage Share of Profits, and Class B Members will be allocated 70% of Profits proportion to their respective Percentage Interests in the Class B Unit Percentage Share of Profits. The holder of the Class C Interests (currently Jason Weimer and Robert Barlau, the managers of the Manager) will be allocated 20% of the Profits from the Class A Unit Percentage Share of Profits and 30% of Profits from the Class B Unit Percentage Share of Profits. In all cases, consideration will be given to their respective ownership period.

Operating Cash Distributions

The Company will make Distributions quarterly out of available cash flow from operations equal to the total cash gross receipts of the Company during the quarter derived from all sources (other than capital contributions and capital transactions) together with any amounts included in reserves or working capital from prior periods which the Manager reasonably determines to distribute, or the sale, refinancing or disposition of investments, as determined by the Manager, net of disbursements and less the operating expenses of the Company paid during such period (including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, including without limitation the Acquisition Fee, Asset Management Fee, Construction Management Fee, Property Management Fees, or Refinance Fee and reasonable reserves for contingencies) and any increases or replacements in reserves (other than from Capital Contributions) during such period ("Distributable Cash").

Additionally, the Manager may, at its sole discretion, decide to limit or forgo distributions by withholding sufficient what would otherwise be Distributable Cash in order to invest in new or currently held Properties, real estate backed loans, or other real estate backed investments, or to ensure that sufficient cash will be on hand to make such investments when investment opportunities become available.

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The Manager will divide Distributable Cash into two categories based on the relative proportion of Class A and Class B units sold. For purposes of illustration, if total units sold were 100,000, 35,000 of which were Class A Units and 65,000 of which were Class B Units, the Class A Unit Percentage Share would be 35% and the Class B Unit Percentage Share would be 65%. The Manager will then make distributions of Distributable Cash as follows: (a) to Class A Members 80% of Distributable Cash out of the Class A Unit Percentage Share; (b) to Class B Members, 70% of Distributable Cash out of the Class B Unit Percentage Share; and (c) to Class C Members, all remaining Distributable Cash (20% of Distributable Cash out of the Class A Unit Percentage Share and 30% of Distributable Cash out of the Class B Unit Percentage Share).

In-kind Distributions. The Manager will generally not cause the Company to make in-kind distributions; provided, however, that publicly traded securities (or interests convertible into such securities) may be distributed from time to time if, in the good faith discretion of the Manager, such a distribution will result in a greater return for the Members.

Voting Rights of the Members

The Members will have no right to participate in the management of the Company and will only have the following rights:

Votes Requiring Unanimous Approval of All Members

Unanimous consent of all Members is required for any of the following matters:

•	To authorize an act that is not in the ordinary course of the business of the Company; and
•	To amend the Certificate of Formation or make substantive amendments to the Operating Agreement.

Votes Requiring Approval of 75% of the All Members’ Interests other than the Manager

Consent of the Members holding the seventy five percent (75%) of all Members’ Interests (other than the Manager) must affirmatively vote to approve any of the following actions:

•	To issue a Notice to Perform to the Manager (as defined in the Operating Agreement); and
•	To remove the Manager for Good Cause (see below.)

Votes Requiring Approval of a Majority of Interests of all Members

A vote of a Majority of Interests of all Members is required to:

•	Fill a vacancy after the Manager has resigned or been removed;
•	Admit an Additional Member to the Company from the sale of Additional Units;
•	Approve any Major Decision (e.g., file a lawsuit on behalf of the Company, see Article 6.4 of the Operating Agreement);
•	Appoint a new “partnership representative”; and
•	Any other matter that the Manager wishes to put to a vote of the Members

Removal of Manager for Cause

All Class A, Class B, and Class C Members (other than the Manager) who collectively own seventy five percent (75%) or more of the Interests (the requisite Interests) shall issue a Notice to Perform to the Manager in accordance with the notice provision in Article 15.1 of the Operating Agreement. The Notice to Perform shall describe the matters of concern to the Members and shall give the Manager up to sixty (60) days to correct the matter of concern to the satisfaction of the voting Members. If the Manager fails to respond to the concerns or demands contained in such Notice to Perform then;

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The Manager may be immediately removed, temporarily or permanently, for “Good Cause” determined by: (a) a vote of the requisite Members described above, or (b) by an arbitrator or judge per Article 13.5.4 of the Operating Agreement. Note, however, that removal of the Manager may require approval of a lender or substitution of a loan guarantor if any loan was conditioned on the qualifications of the Manager.

Reasons for Removal; Good Cause Defined

The previous Manager must serve until a new Manager is hired or elected. The Class A and Class B Members hereby agree that any right of removal shall be exercised only in good faith. “Good Cause” shall include only the following, as determined by a vote of the requisite Interests:

•	Any of the acts described in the Operating Agreement, Article 6.10;
•	A breach of a Manager’s duties or authority hereunder;
•	Willful or wanton misconduct;
•	Fraud;
•	Bad faith;
•

Death or disability wherein the Manager (or any of the members of the Manager with authority to Manage the Company) dies or becomes physically, mentally, or legally incapacitated such that it can no longer effectively function as the Manager of the Company or the dissolution, liquidation or termination of any entity serving as the Manager and no other member, officer or director of the Manager is willing or able to effectively perform the Manager’s duties;

•

Disappearance wherein the Manager (or each of the members of the Manager) fail to return phone calls and/or written correspondence (including email) for more than thirty days (30) without prior notice of an anticipated absence, or failure to provide the Members with new contact information;

•	Issuance of a legal charging order and/or judgment by any judgment creditor against the Manager’s Interest in Cash Distributions or Fees from the Company;
•

A finding by a court of law or arbitrator that the Manager committed any of the acts described in Article 6.10 of the Operating Agreement, for which the Manager is specifically not indemnified by the Company; or

•	The Manager becomes subject to a "disqualifying event" at any time during operation of the Company.

Limits on Manager’s Liability; Indemnification

The Manager will be fully protected and indemnified by the Company against all liabilities and losses suffered by the Manager (including attorneys’ fees, costs of investigation, fines, judgments and amounts paid in settlement, actually and reasonably incurred by the Manager in connection with such action, suit or proceeding) by virtue of its status as Manager with respect to any acts or omissions, except for cases where a finding is made by a court of law or arbitrator that the Manager engaged in intentional misconduct including, but not limited to, a knowing violation of the law. The provisions of this indemnification will also extend to all managers, Members, affiliates, employees, attorneys, consultants and agents of the Manager for any action taken by it on behalf of the Manager pursuant to the Operating Agreement.

Parallel Funds, Special Purpose Entities and Co-Investment Opportunities

The Manager may, in its discretion and to the extent permitted by applicable law, create or sponsor partnerships or other vehicles that will be formed for participating pro rata and pari passu in the portfolio companies of the Company ("Parallel Fund"). It is the intention of the Manager that the Manager of the Company will also act as the Manager of the Parallel Fund; provided, however, if such an arrangement were to become prohibited or result in a conflict of interest, a separate Manager will be established. The Parallel Fund will contain the similar economic terms, rights, restrictions and obligations for its investors as are applicable to Members in the Company.

Where the Manager deems it appropriate, the Company may use special purpose entities as subsidiaries, including corporations, limited liability companies and limited partnerships to make and hold investments. The Manager may also cause the Company to invest through corporations, limited liability companies, limited partnerships, joint ventures (both with third-parties and affiliates of the Manager), or other arrangements in which the Fund has an economic interest and where such arrangements are reasonably expected to preserve in all material respects the overall economic relationship of the Members.

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To the extent that the Manager determines that any Company investment requires co-investment by third parties, the Manager may offer, but is not required to offer, to the Manager and all Members the opportunity to co-invest on a side-by side basis with the Fund and the Parallel Fund in such investment. The Manager shall have the right, in its sole discretion, to accept all, none or any portion of such Members’ capital for such co-investment opportunity and may offer all or any portion of such co-investment opportunity to any third parties, and the terms offered to such third parties may be different than the co-investment terms offered to electing Members.

Other Activities of Manager: Affiliates

The Manager need not devote its full time to the Company’s business, but shall devote such time as the Manager in its discretion, deems necessary to manage the Company’s affairs in an efficient manner. Subject to the other express provisions of the Operating Agreement, the Manager, at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ventures in competition with the Company, with no obligation to offer to the Company or any Member the right to participate therein, The Company may transact business with any Manager, Member, officer, agent or affiliate thereof provided the terms of those transactions are no less favorable than those the Company could obtain from unrelated third parties.

Withdrawal Policy

No Member may withdraw any portion of its Capital Account within the first 12 months a Member's admission to the Company. Thereafter, the Company will use its best efforts to honor requests for a return of capital subject to, among other things, the Company’s then available cash flow, financial condition, and approval by the Manager. The maximum aggregate amount of capital that the Company will allow Members collectively to withdraw each calendar year is limited to 5.0% of the Interests of the Company as of December 31 of the prior year. Notwithstanding the foregoing, the Manager may, in its sole discretion, waive such withdrawal limits if a Member is experiencing undue hardship.

Members may submit a written request for withdrawal as a Member of the Company and may receive a 100% return of capital provided that the following conditions have been met: (a) the Member has been a Member of the Company for a period of at least twelve (12) months; and (b) the Member provides the Company with a written request for a return of capital at least ninety (90) days prior to the requested date of withdrawal (“Withdrawal Request”).

The Company will not establish a reserve from which to fund withdrawals of Members’ Capital Accounts and such withdrawals are subject to the availability of cash in any calendar quarter to make withdrawal distributions (“Cash Available for Withdrawals”) only after: (i) all current Company expenses have been paid (including compensation to the Manager, Manager and its affiliates as described in this Offering Circular); (ii) adequate reserves have been established for anticipated Company operating costs and other expenses and advances to protect and preserve the Company’s investments in properties; and (iii) adequate provision has been made for the payment of cash distributions owing to Members.

The Company is not required to liquidate any properties for the purpose of liquidating the capital account of withdrawing Members. In the event the Company does not have sufficient Cash Available for Withdrawals to distribute the requested amounts to all Members that have outstanding withdrawal requests, the Company may distribute that portion of the Cash Available for Withdrawals remaining in such quarter to all withdrawing Members pro rata based upon the relative amounts being withdrawn as set forth in the Withdrawal Request.

Notwithstanding the foregoing, the Manager reserves the right to use all Cash Available for Withdrawals to liquidate the capital accounts of deceased Members or ERISA plan investors in whole or in part, before satisfying outstanding withdrawal requests from any other Members. The Manager also reserves the right, at any time, to liquidate the capital accounts of ERISA plan investors to the extent the Manager determines, in its sole discretion, that any such liquidation is necessary in order to remain exempt from the Department of Labor’s “plan asset” regulations.

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Transfers of Interests

A Member may assign, his, her or its Interests only if certain conditions set forth in the Operating Agreement are satisfied. Except as otherwise consented to by the Manager, the assignee must meet all requirements applicable to other original subscribers and must consent in writing to be bound by all the terms of the Operating Agreement. In addition, the Company must receive written evidence of the assignment in a form approved by the Manager and the Manager must have consented in writing to the assignment. The Manager may withhold this consent in its sole and absolute discretion, and no transfers to minors or incapacitated persons will be allowed (except in trust or by will or intestate succession). Prior to the Manager’s consenting to any assignment, the Member must pay all reasonable expenses, including accounting and attorneys’ fees, incurred by the Company in connection with the assignment.

Dissolution of the Company, Liquidation and Distribution of Assets

The Company shall be dissolved upon election of a 75% vote of all Members to dissolve the Company or on the sale of all of the Company’s Properties (which may be determined solely by action of the Manager).

Accounting Records and Reports

The Company shall engage an independent certified public accountant or accounting firm, in the discretion of the Manager, to audit the Company’s financial statements as of the end of each fiscal year (which shall be the calendar year). The Manager shall provide audited financial statements of the Company as of the end of and for such fiscal year to each member of the Company by April 30th of each year. No later than March 31st of each year the Company will provide (i) a Schedule K-1 for such Member with respect to such fiscal year, prepared in accordance with the IRS Code, together with corresponding forms for state income tax purposes, setting forth such Member’s distributive share of Company items of Profit or Loss for such fiscal year and the amount of such Member’s Capital Account at the end of such fiscal year, and (ii) such other financial information and documents respecting the Company and its business as the Manager deems appropriate, or as a Member may reasonably require and request in writing, to enable such Member to prepare its federal and state income tax returns.

As soon as practicable after the end of each semi-annual period, but in no event later than 90 days following the end of each such period, the Manager shall prepare and e-mail, mail or make available on its secure website portal, to each Member (i) the Company’s unaudited financial statements as of the end of such fiscal semi-annual and for the portion of the fiscal year then ended, (ii) a statement of the properties of the Company, including the cost of all properties, and (iii) a report reviewing the Company’s activities and business strategies for such period. The Manager shall cause the Company reports to be prepared in accordance with GAAP.

Alternative Dispute Resolution

The Company Operating Agreement contains a dispute resolution agreement. Litigation could require diversion of Company Profits to pay attorney’s fees or could tie up Company funds necessary for operation of the Company, impacting the profitability of the investment for all Members. The Company compels Members to attempt mediation followed by arbitration in a procedure adapted from guidelines and rules published by the American Arbitration Association (AAA). This provision excludes claims under federal securities laws and the rules and regulations promulgated thereunder.

We believe this is enforceable under federal law and the state of Delaware as it not only clear and unambiguous, but it clearly states, multiple times, that the Member is waiving his/her right to bring a claim in a court of law before a judge or a jury. The Alternative Dispute Resolution Act (1998) requires all federal district courts to authorize and promote the use of alternative dispute resolution programs. The state of Delaware encourages arbitration and passed the Delaware Rapid Arbitration Act (DRAA) which is designed to make arbitration practice more timely and efficient. The DRAA imposes time limitations on the arbitrator compelling arbitration to complete within 120 days with a 60-day extension.

Despite these laws and rules in place, we are uncertain of the enforceability of any Alternative Dispute Resolution provision.

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Members, by agreeing to this alternative dispute resolution, will not be deemed to have waived the company’s compliance with the federal securities laws. If, in any action against the Manager, the selected or appointed arbitrator, or judge (if applicable) makes a specific finding that the Manager has violated securities laws, or has otherwise engaged in any of the actions for which the Manager will not be indemnified, the Manager must bear the cost of its own legal defense. The Manager must reimburse the Company for any such costs previously paid by the Company. Until the Company has been fully reimbursed, the Manager will not be entitled to receive any Fees or Distributions it may otherwise be due.

It is expected that all Members, including those in secondary transactions, would be subject to the arbitration provision.

LEGAL PROCEEDINGS

We may from time to time be involved in routine legal matters incidental to our business; however, at this point in time we are currently not involved in any litigation, nor are we aware of any threatened or impending litigation.

OFFERING PRICE FACTORS

Our offering price is arbitrary with no relation to value of the company. This offering is a self-underwritten offering, which means that it does not involve the participation of an underwriter to market, distribute or sell the shares offered under this offering.

If the maximum amount of Investor Interests are sold under this Offering, the purchasers under this Offering will own 100% of the Class A and Class B Interests outstanding.

If the minimum amount of Investor Interests are sold under this Offering, the purchasers under this Offering will own 100% of the Class A and Class B Interests outstanding.

The Manager believes that if the maximum amount of the Investor Interests are sold, the price per Interest value will be between $10 and $10.6383 per Interest for a total of $75,000,000.

The Manager believes that if the minimum amount of the Investor Interests are sold, the price per Interest value will be between $10 and $10.6383 per Interest for a total of $1,000,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date of this Offering.

Title of Class	Name of Beneficial Owner	Percent Of Class Before Offering	Percent of Company After Offering	Percent Before Offering	Percent After Offering
Class C Interests	Jason Weimer	50%	10%	50%	10%
Class C Interests	Robert Barlau	50%	10%	50%	10%
Class A & Class B Interests	NA	0%	80%	0%	80%
	TOTAL		100%		100%

Jason Weimer and Robert Barlau currently own the Class C Interests. No entity or Member currently owns any Class A or Class B Interests in the Company. Class A and Class B Interests are being sold through this Offering. Upon sale, the Class A and Class B Interests will collectively maintain an 80% interest in the Company overall and the Class C Interests will maintain a 20% interest in the Company overall. Class C Interests were issued to Jason Weimer and Robert Barlau for $10 per Unit ($1000 total).

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Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from the date of this Offering.

MANAGER, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The principals of the Manager of the Company are as follows:

Name	Age	Title
Jason Weimer	38	Managing Partner
Robert Barlau	36	President Real Estate Operations
Jack Weimer	64	Sponsor
Skip Johnson	36	President Business Development
Austin Schmitt	32	Chief Operating Officer

Duties, Responsibilities and Experience

Jason Weimer and Robert Barlau are the managers of GCPF Management LLC which is the Manager of the Company. All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company. The rights and duties of the Manager is described in the Operating Agreement.

The principals of the Manager are as follows:

Jason Weimer

Managing Partner

Jason, the founder of Gratus Capital, LLC (d/b/a Gratus Funds) is in charge of day-to-day operations and leads the acquisitions team. Since 2008, Gratus Capital has grown assets under management from 0 to $14 million. As the founder of Gratus Capital, Jason has built an experienced team of qualified professionals with a track record of properly assessing the needs of an asset and finding the right resource to get the job done.

In the first four years Jason served as the property manager as well as the asset manager learning all components of a successful real estate operation, from leasing, to legal, to evictions, to human psychology, to the value of good partners and putting a great product forward. In the fifth year, property management was outsourced and actually helped to lower overall operating costs through the efficiencies of scale gained through the manager.

In 2015, Gratus Capital launched its second investment partnership. Also in 2015 all Gratus Capital partners participated in a formal 12-month mentoring program with a successful multi-family syndicator out of Virginia to round out their knowledge of multi-family syndication and commercial real estate investment.

Jason’s vision for the fund was to share the benefits of real estate ownership to everyday families like his closest friends and family. Gratus Capital’s second real estate fund raised $1.6MM of equity, acquiring a diversified portfolio of single families, duplexes and multi-family in the Greater Minneapolis market. Toward the end of 2018 Gratus Capital made a strategic shift to focus exclusively on multi-family properties.

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Robert Barlau

President Real Estate Operations

Robert Barlau is head of Real Estate Operations for Gratus Capital. He acquired his first investment property in 2007. Robert spent the previous 10 years in corporate sales with Aerotek, North America’s leading recruiting agency. During his ten years at Aerotek, Robert served a variety of businesses from startups to Fortune 500 companies in the Manufacturing, Healthcare, and Medical Device industries. As a strategic partner, Robert worked with his clients to identify opportunities to enhance their workforce and then managed a team of recruiters to place qualified candidates. His efforts led him to seven consecutive years of surpassing his sales quota, a Significant Impact Award, MVP award, and a promotion to a leadership role where he directed a team of salespeople and recruiters. During his time in this role, Robert led his team to be the largest market in his segment throughout all Aerotek.

 In 2016 Robert began working part time with Gratus Capital. While working with Gratus, Robert was mentored in a year real long Multifamily Investing program covering the entire process to identify, raise capital and operate a successful multifamily real estate investment. Robert played an integral role in Gratus Capital’s second fund, Gratus Capital Properties Fund I, (GCPFI). This fund acquired a diversified portfolio of rental properties across the Greater Minneapolis market.

In 2020, after three years of GCPFI outperforming pro-forma by ~40%, Robert left his position with Aerotek and focused his full-time efforts into Gratus Capital’s Real Estate Operations. He spent the majority of 2020 optimizing GCPFI to further maximize returns for investors which lead to the fund’s best year since inception. Robert is now primarily focused on building out systems and infrastructure for Gratus Capital Properties Fund III.

Jack Weimer

Sponsor

Jack is a graduate of Valparaiso Technical Institute of Valparaiso, IN holding an AS degree in Engineering Electronics. He later received a BA degree from Trinity International University of Deerfield, IL in 1985. Jack spent 36 years in various technical and leadership roles at Eagle Test Systems, an international leader in automated electronic test equipment, where he ultimately served as Chief Technical Officer helping build the company to more than $120 MM in revenue by the time the company went public on the New York exchange in 2006.

Having had the responsibility of managing his own retirement funds, Jack had the unique opportunity to watch and compare the various investment options offered to him and others his age. Despite having access to some of the most sophisticated investment products Wall Street had to offer and the associated volatility, he was less than impressed with the overall performance.

After years of mediocre results and multiple heart-dropping crashes, Jack became a founding investor in Gratus Capital’s first real estate fund. In his 20 years of investing, of all his various investments, the most consistent positive performer was his rental real estate.

In 2016, Jack left his 36-year career and became a partner at Gratus Capital. Jack has a passion for helping others avoid many of the investment mistakes and headaches he’s had along the way, providing tried and true alternatives for folks desiring good quality investment options. At Gratus Capital, Jack supports capital development, compliance and general operations.

Skip Johnson

President Business Development

Skip leads business development for Gratus Capital. Previous to his role at Gratus, Skip was a cofounder and partner of Great Waters Financial, a Minneapolis based wealth management and financial planning firm. Skip was integral to help the firm grow to serving over 1000 households with over a billion dollars of assets under management in 8 years’ time.

Great Waters Financial earned a place on the MN Fast 50 list (50 fastest growing privately held businesses in MN) for four years straight, was recognized on the INC 5000 list three times, and was named a “Best Places to work in MN” among mid-sized companies. Skip was involved in company strategy, marketing, and helped create “architecting your retirement tm” and the “Foundational Investing tm” planning philosophy.

As his business grew, Skip became an early investor in a Gratus fund as well as other private offerings that became available to him.

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After more than a decade of helping hundreds of families retire confidently through a balanced financial plan of stocks, bonds, and other publicly available investments, Skip saw how privately held investments that were becoming an increasingly significant part of his personal financial plan, were not available to the masses. He recognized how rules that were meant to protect could also harm, largely limiting alternative investments to those who already had money.

Skip is inspired by Gratus Capital’s mission to democratize access to high-quality investments and to help people pursue their purpose beyond money. Skip helps investment advisers and firms serve their clients through the integration of Gratus Capital’s Funds into their existing processes.

Austin Schmitt

Chief Operating Officer

Austin leads business operations at Gratus Capital as its Chief Operating Officer. Before his role at Gratus Capital, Austin was a partner and Director of Operations at Great Waters Financial one of the fastest growing financial advisory firms in the country.

Leading Great Waters Financial through growth to over one billion dollars of assets under management in less than 8 years has taught him a vast understanding of scale, structure, and strategy. The passion of operational leadership and employee development has fueled the drive to use great business practices to impact the world around him.

That passion aligns clearly with the Gratus Capital mission to democratize access to investments that can help people achieve financial margin to focus more on what matters most to them.

Austin is motivated to bring these investments to as many people as possible.

EXECUTIVE COMPENSATION

The following table sets forth the cash compensation of Manager:

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation(1)
GCPF Management LLC, Manager	2020	$0	$0	$0	Manager Fees; 100% of the Class C Interests (held by its managers, Jason Weimer and Robert Barlau)

The Class C Interests were issued as founder’s interest in exchange for $1000. Currently Jason Weimer and Robert Barlau, the managers of the Manager, holds 100% of the members’ equity of the Company. Upon issuance of the minimum Offering amount these Class C Interests will be a 20% interest and are subordinate to the Class A and Class B Interests.

The Manager will only request reimbursement of organizational and offering expenses once the Company has raised more than $1,000,000.

Employment Agreements

There are no current employment agreements or current intentions to enter into any employment agreements.

Future Compensation

The principals of our Manager have agreed to provide services to us without cash compensation until such time that we have sufficient earnings from our revenue. The managers of the Manager received Class C Interests at formation in exchange for $1000.

Transfer Agent

We intend to enlist the services of KoreTransfer as our transfer agent.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company utilizes office space provided at no cost from our Manager. Office services are provided without charge by the Company’s Manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

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We have issued 100% of the Class C Interests at formation to the managers of our Manager, Jason Weimer and Robert Barlau, in exchange for $1000. The approximate value of the Class C Interests at the time of this Offering is approximately $1,000. The Manager shall receive the following fees and compensation:

Phase of Operation	Basis for Fee	Amount of Fee
Acquisition Fee	Fees charged to the Company as Properties are acquired for the Manager’s efforts in conducting due diligence and making the investment opportunity available to Investors.	2% of the purchase price of the individual property. These fees are difficult to determine at this time.

Origination Fee	Fees charged to the Company as loans are made for the Manager’s efforts in conducting due diligence and making the investment opportunity available to Investors.	4% of the amount loaned by the Company. These fees are difficult to determine at this time.

Asset Management Fee	Fees charged to the Company for management of its investments

Up to the greater of 1% per annum of the total of all Class A, Class B, and Class C member’s initial Capital Contributions (without reduction for any returned capital) OR 2% of the total gross income of the Fund. These fees are difficult to determine at this time. This fee may be paid monthly.

Construction Management Fee	Fees charged to the Company for efforts in overseeing construction on the Property.

5% of total construction costs (materials and labor) to be paid monthly to the Manager or a third-party during construction or rehabilitation on each Property. These fees are difficult to determine at this time.

Property Management Fees	Fees charged to the Company for the Manager’s or a third party’s property management services.	Up to 7% of gross collected income. These fees are difficult to determine at this time.

Refinance Fees	Fees charged to the Company for the Manager’s efforts in generating a loan package for consideration by lenders.	1% of new or supplemental loan amount. These fees are difficult to determine at this time.

Interest on Manager Advances	Interest charged to the Company for deferral of repayment of Advances or reimbursement expenses.	Up to 10% interest per annum (as described in Article 3.1) from the date the Advance is made or the reimbursement is due (e.g., closing on a Property) to the date of repayment.

Carried Interest	Class C Interest owned by Jason Weimer and Robert Barlau.	20% profits interest and 20% of Distributable Cash of the Class A Unit Percentage Share PLUS 30% profits interest and 30% of Distributable Cash of the Class B Unit Percentage Share.

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PRIOR PERFORMANCE

Prior Performance is Not Indicative of Future Results

The Manager of the Company is GCPF Management LLC, and the principal owners and managers of the Manager are Jason Weimer and Robert Barlau.

In April 2017, members of the Manager launched Gratus Capital Properties Fund I, LP (“GCPFI.”) The purpose of GCPFI was to invest in a portfolio of cash flowing rental real estate, made up of single-family homes, duplexes and smaller multi-family properties. The initial goal was to raise $1,000,000 from friends, family and business associates. The initial $1,000,000 was fully subscribed shortly, before opening a second close window and increasing the possible equity to $2,000,000 in 2018. These offerings were conducted under Rule 505 of Regulation D. We refer to each of these securities offerings and the properties GCPFI purchased as a “Project.”

The Project was demined to be similar in nature in that it raised funds from private equity offerings exempt from registration pursuant to the safe harbor afforded by Regulation D under the Securities Act for the primary purpose of acquiring income-producing residential real estate assets as long-term investments for eventual sale. In addition, the Project also has investment objectives that are similar to the investment objectives of the Company.

Because of these similarities, investors who are considering purchasing Investor Interests from the Company might find it useful to review information about the Project. Of course, prospective investors should bear in mind that prior performance does not guarantee future results. The fact that a prior Project has been successful (or unsuccessful) does not mean the Company will experience the same results.

There have been no major adverse business developments or conditions experienced by any Project that would be material to purchasers of the Company’s Investor Interests.

The Project raised an aggregate of $1,591,300 in equity from a total of 22 investors in 2018. Its offering materials state that the Manager will endeavor to provide a liquidity event (typically a cash out refinance) within 5 to 10 years (i.e., 2022 to 2027), and that if such refinancing was not available then the Manager would endeavor to sell the Property after a hold period of approximately 10 years (i.e., 2027). The Project regularly buys, updates, manages and sells rental property in and around the Twin Cities market in Minnesota. Cash flow has been reinvested so far to date, and approximately 14% of investment capital has been returned to investors via cash-out refinances. Based on our most recent estimates of value, equity returns have compounded at an annual rate of 10.4% per year.

STRATEGY AND RESULTS

As described at length in “Investment Strategy” section starting on page 34, the strategy of our Manager on the behalf of the Company is to:

1)

Identify Class A-, Class B, and Class C+ multi-family apartment communities in quality locations in the Company’s target markets, where the Company can add significant value through hands-on management and/or appreciation potential;

2)	Buy those communities at below-market prices, or at market prices where there is sufficient upside potential to obtain above-market returns over the long term;
3)	Make physical alterations and other improvements to those communities, where the Company can achieve significant benefit with minimal capital outlay; and
4)	Through third-party management, increase the rents to increase the overall value of the property.

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Net Operating Income

We calculate “net operating income” using the industry-standard definition, i.e., the gross income from the property minus operating expenses. The gross income from a property means primarily rental income, but where applicable also includes other income items such as parking fees and income from operating vending machines and laundry facilities. Operating expenses include all of the expenses required to operate the property, such as insurance, property management fees, utilities, property taxes, repairs and janitorial fees. Net operating income does not reflect debt service payments (principal and interest), capital expenditures, or depreciation and amortization.

Cash On Cash Distribution

We calculate “cash on cash distribution” by dividing the distributions paid by the total equity invested. For example, suppose a property were purchased for $100, using $80 of debt and $20 of equity, and the property paid a distribution of $2 for a given year. The “cash on cash distribution” for that year would be 10%, $2 divided by $20.

IRR

“Internal rate of return” is a financial concept that measures the overall return from an investment, taking into account all the money invested and all the money returned, as well as the timing of each contribution and distribution.

As of the filing date, the Project has sold 12 properties.

CAUTION: PRIOR PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE FACT THAT OUR SPONSOR HAS BEEN SUCCESSFUL WITH THESE PROGRAMS DOES NOT GUARANTY THAT THE COMPANY WILL BE SUCCESSFUL.

Acquisitions of Properties Within Last Five Years

During the last five years, the Manager has purchased 28 properties with outside investors, which have an aggregate of 61 rental units and cost a total of $4,324,000.

Prior Performance Tables

The Manager of the Company is GCPF Management LLC, and the principal owners and managers of the Manager are Jason Weimer and Robert Barlau.

In April 2017, members of the Manager launched Gratus Capital Properties Fund I, LP (“GCPFI.”) The purpose of GCPFI was to invest in a portfolio of cash flowing rental real estate, made up of single-family homes, duplexes and smaller multi-family properties. The initial goal was to raise $1,000,000 from friends, family and business associates. The initial $1,000,000 was fully subscribed shortly, before opening a second close window and increasing the possible equity to $2,000,000 in 2018. These offerings were conducted under Rule 505 of Regulation D. We refer to each of these securities offerings and the properties GCPFI purchased as a “Project.”

The Project was determined to be similar in nature in that it raised funds from private equity offerings exempt from registration pursuant to the safe harbor afforded by Regulation D under the Securities Act for the primary purpose of acquiring income-producing residential real estate assets as long-term investments for eventual sale. In addition, the Project also has investment objectives that are similar to the investment objectives of the Company.

Prior Performance Tables

We are providing a number of tables that illustrate the results of the Projects:

Table	Projects Included in Table	Purpose and Subject Matter
I. Experience Raising Funds	Projects the offering of which closed within the last five years.	Provides information concerning the offerings themselves, including how the offering proceeds were deployed.
II. Compensation to Sponsor	Other Projects from which the Sponsor received compensation during the last five years.	Describes all compensation paid to the sponsor within the last five years, whether in the form of management fees
III. Operating Results	Programs the offering of which closed within the last five years.	Sets forth the annual operating results of the Programs included.
IV. Completed Programs	Programs completed (no longer own properties) within the last five years.	Summarizes the results of the Programs included, including the return to Program investors.
V. Sales of Property	All Programs that have sold property within the last five years.	Summarizes the result of property sales.
VI. Purchases of Property	Purchases of property within the last five years.	Summarizes each property purchase, including number of units, purchase price, and financing.

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Because of the similarities between the Programs and the Company, investors who are considering purchasing Class A or Class B Interests from the Company might find it useful to review these tables. However, prospective investors should bear in mind that PRIOR PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE FACT THAT OUR MANAGER HAS BEEN SUCCESSFUL WITH THESE PROGRAMS DOES NOT GUARANTEE THAT THE COMPANY WILL BE SUCCESSFUL.

The prior performance tables reflect properties who’s managing member is both the Manager and/or Jason Weimer and Robert Barlau. Our Manager, GCPF Management LLC, was formed in 2020 by Jason Weimer and Robert Barlau. Over time, the assets owned by the Program and managed by the Manager will be sold.

Table I – Manager Experience (unaudited) - sets forth the Manager’s historical experience for all programs that started to raise capital in the last five years and were closed on or before May 20, 2021:

GCPF I
Dollar Amount Offered	$2,000,000
Dollar Amount Raised	$1,591,300
Less Offering Expenses	$89,889
Reserves	$75,000
Percent available for investment	89.64%
Acquisition Costs	$1,426,441
Percent Leverage	57.4%
Date Offering Began	4/26/2017
Length of Offering	20
Months to Invest 90% of amount available	1

Table II- Managers Compensation (unaudited) - summarizes the compensation the Manager received from all programs closed during the most recent five years:

Type of Compensation	GCPF I
Date Offering Commenced	4/26/2017
Dollar Amount Raised	$1,591,300
Amount paid to sponsor from proceeds of Offering:	$59,200
-Organizational Fees and Expenses	$30,689
Dollar Amount Generated from Operations before Deducting Payments to Sponsor:	$759,670
Amount paid to sponsor from operations:
-Asset Management Fees	$109,614
-Due Diligence Expense	$-
-Organizational Fees and Expenses (1)	$40,000

(1) Includes reimbursements

GCPFI has paid the manager/sponsor fund administration fees and management fees. To date, GCPFI has reinvested all cash flow from operations resulting in mark-to-mark total approximate return of 10.4% annualized.

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Table III – Operating Results of Prior Programs (unaudited). - sets forth the operating results of properties included in prior real estate programs:

GCPF I Results	2017	2018	2019	2020
Income from Operations	$197,288	$359,234	$455,379	$507,744
Phantom Income	$-	$-	$-	$-
Unrealized Gain	$82,143	$246,429	$778,214	$1,310,000
Expenses related to Operations	$110,899	$223,422	$290,340	$263,368
Management Fees	$12,838	$26,679	$36,726	$33,371
Net Income	$86,388	$135,519	$293,093	$244,376
Amount of Raised	$1,000,000	$1,590,500	$1,590,500	$1,590,500
Sponsor Fees	$59,200	$-	$-	$-
Debt Financing	$1,696,072	$2,441,727	$1,920,568	$2,000,902
Invested Capital	$2,368,000	$3,563,600	$3,371,164	$3,516,811
Cash Reserves/Working Capital	$210,271	$176,526	$80,234	$88,291

59

Table IV

Since inception, GCPFI has purchased 61 units across multiple property types. In 2018 managers made the decision to pivot out of a certain lower quality neighborhood successfully liquidating 10 properties for an average return of 51.6% on those properties. That equity combined with two other sales helped acquire another 8 unit building free and clear. In early 2021 GCPFI refinanced several properties and returned 14% of capital to investors.

These are all the properties bought and held or sold since inception

Status	Name and Description Investment	Units	Address	City	State	Purchase Price	Purchase Dated	Carrying, Closing, and Improvement Costs	Net Sales Price	Sales Date	Profit/Loss	Return on Investment(1)
Current	Single Family Home	1	201 7 1/2 Ave	Arlington	MN	$98,000	5/15/2017
Current	Single Family Home	1	1610 Southhave Dr S	Cambridge	MN	$122,000	5/15/2017
Current	Single Family Home	1	721 Dewey St	Foley	MN	$96,000	5/15/2017
Current	Single Family Home	1	276 Balsam Dr	Foley	MN	$122,000	5/15/2017
Current	Single Family Home	1	350 4th St NW	Milaca	MN	$88,000	5/15/2017
Current	Single Family Home	1	430 4th Ave SE	Milaca	MN	$85,000	5/15/2017
Current	Single Family Home	1	219 S Oak St	Norwood/Young America	MN	$116,000	5/15/2017
Current	Single Family Home	1	207 9th Ave S	Princeton	MN	$104,000	5/15/2017
Current	Duplex	2	450 29th Ave N	St. Cloud	MN	$156,000	5/15/2017
Current	Duplex	2	1611 7th Ave S	St. Cloud	MN	$147,000	5/15/2017
Current	Duplex	2	326 2nd Ave NE	St. Cloud	MN	$152,000	5/15/2017
Current	Single Family Home	1	154 13th Ave N	Waite Park	MN	$136,000	5/15/2017
Current	Single Family Home	1	14697 284 1/2 Ave NW	Zimmerman	MN	$114,000	5/15/2017
Current	Single Family Home	1	910 25th Ave N	St. Cloud	MN	$130,000	9/3/2020
Current	Multifamily	24	1215,1225,1235 E. St. Germain St.	St. Cloud	MN	$1,175,000	10/29/2018
Current	Multifamily	8	25 11th Ave	Waite Park	MN	$520,000	6/16/2019
Sold	Single Family Home	1	3700 Russell Ave N	Minneapolis	MN	$70,000	5/15/2017	$3,195.20	$79,423.00	2/15/2019	$10,836.45	51.6%
Sold	Single Family Home	1	3310 Logan Ave N	Minneapolis	MN	$70,000	5/15/2017	$3,206.72	$79,423.00	2/15/2019	$10,836.45	51.6%
Sold	Single Family Home	1	3542 Upton Ave N	Minneapolis	MN	$91,000	5/15/2017	$3,623.25	$103,250.00	2/15/2019	$14,087.50	51.6%
Sold	Single Family Home	1	3601 Aldrich Ave N	Minneapolis	MN	$67,000	5/15/2017	$3,140.37	$76,019.00	2/15/2019	$10,371.85	51.6%
Sold	Single Family Home	1	1336 Upton Ave N	Minneapolis	MN	$104,000	5/15/2017	$3,868.01	$118,000.00	2/15/2019	$16,100.00	51.6%
Sold	Single Family Home	1	5100 Girard Ave N	Minneapolis	MN	$84,000	5/15/2017	$3,451.18	$95,307.69	2/15/2019	$13,003.84	51.6%
Sold	Single Family Home	1	3326 Newton Ave N	Minneapolis	MN	$88,000	5/15/2017	$3,558.12	$99,846.00	2/15/2019	$13,622.90	51.6%
Sold	Single Family Home	1	2318 Sheridan Ave N	Minneapolis	MN	$97,000	5/15/2017	$3,732.91	$110,058.00	2/15/2019	$15,016.70	51.6%
Sold	Single Family Home	1	2742 Sheridan Ave N	Minneapolis	MN	$67,000	5/15/2017	$3,269.72	$76,025.00	2/15/2019	$10,378.75	51.6%
Sold	Single Family Home	1	3759 Bryant Ave N	Minneapolis	MN	$87,000	5/15/2017	$3,195.20	$98,712.00	2/15/2019	$13,468.80	51.6%
Sold	Single Family Home	1	131 Broadway Ave. S	Foley	MN	$54,000	3/23/2018	$2,289.59	$54,000.00	4/11/2019	$-
Sold	Single Family Home	1	813 9th Ave	Howard Lake	MN	$84,000	3/24/2018	$2,416.86	$84,000.00	4/11/2019	$-

60

Table V

There have been no programs that have closed at the date of this Offering Circular. Twelve single-family homes have been sold; details of these transactions are given below.

Property Location	State	Net Sales Price	Sales Date	Profit/Loss	Return on Investment(1)
Minneapolis	MN	$79,423.00	2/15/2019	$10,836.45	51.6%
Minneapolis	MN	$79,423.00	2/15/2019	$10,836.45	51.6%
Minneapolis	MN	$103,250.00	2/15/2019	$14,087.50	51.6%
Minneapolis	MN	$76,019.00	2/15/2019	$10,371.85	51.6%
Minneapolis	MN	$118,000.00	2/15/2019	$16,100.00	51.6%
Minneapolis	MN	$95,307.69	2/15/2019	$13,003.84	51.6%
Minneapolis	MN	$99,846.00	2/15/2019	$13,622.90	51.6%
Minneapolis	MN	$110,058.00	2/15/2019	$15,016.70	51.6%
Minneapolis	MN	$76,025.00	2/15/2019	$10,378.75	51.6%
Minneapolis	MN	$98,712.00	2/15/2019	$13,468.80	51.6%
Foley	MN	$54,000.00	4/11/2019	$0	0%
Howard Lake	MN	$84,000.00	4/11/2019	$0	0%

TABLE VI – Acquisition of Properties by Program (unaudited) - Summarizes the purchase of property within last five years:

Status	Description of Investment	Units	City	State	Purchase Price	Purchase Dated
Current	Single Family Home	1	Arlington	MN	$98,000	5/15/2017
Current	Single Family Home	1	Cambridge	MN	$122,000	5/15/2017
Current	Single Family Home	1	Foley	MN	$96,000	5/15/2017
Current	Single Family Home	1	Foley	MN	$122,000	5/15/2017
Current	Single Family Home	1	Milaca	MN	$88,000	5/15/2017
Current	Single Family Home	1	Milaca	MN	$85,000	5/15/2017
Current	Single Family Home	1	Norwood/Young America	MN	$116,000	5/15/2017
Current	Single Family Home	1	Princeton	MN	$104,000	5/15/2017
Current	Duplex	2	St. Cloud	MN	$156,000	5/15/2017
Current	Duplex	2	St. Cloud	MN	$147,000	5/15/2017
Current	Duplex	2	St. Cloud	MN	$152,000	5/15/2017
Current	Single Family Home	1	Waite Park	MN	$136,000	5/15/2017
Current	Single Family Home	1	Zimmerman	MN	$114,000	5/15/2017
Current	Single Family Home	1	St. Cloud	MN	$130,000	9/3/2020
Current	Multifamily	24	St. Cloud	MN	$1,175,000	10/29/2018
Current	Multifamily	8	Waite Park	MN	$520,000	6/16/2019
Sold	Single Family Home	1	Minneapolis	MN	$70,000	5/15/2017
Sold	Single Family Home	1	Minneapolis	MN	$70,000	5/15/2017
Sold	Single Family Home	1	Minneapolis	MN	$91,000	5/15/2017
Sold	Single Family Home	1	Minneapolis	MN	$67,000	5/15/2017
Sold	Single Family Home	1	Minneapolis	MN	$104,000	5/15/2017
Sold	Single Family Home	1	Minneapolis	MN	$84,000	5/15/2017
Sold	Single Family Home	1	Minneapolis	MN	$88,000	5/15/2017
Sold	Single Family Home	1	Minneapolis	MN	$97,000	5/15/2017
Sold	Single Family Home	1	Minneapolis	MN	$67,000	5/15/2017
Sold	Single Family Home	1	Minneapolis	MN	$87,000	5/15/2017
Sold	Single Family Home	1	Foley	MN	$54,000	3/23/2018
Sold	Single Family Home	1	Howard Lake	MN	$84,000	3/24/2018

61

SELECTION, MANAGEMENT AND CUSTODY OF COMPANY’S INVESTMENTS

The Company will typically engage a third-party property manager to manage properties. Generally, management costs will be a percentage of gross revenues not to exceed seven percent (7%.)

LIMITATIONS OF LIABILITY

As permitted by Delaware law, our Operating Agreement provides:

•	we will indemnify our Manager to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our Manager; and

•

we will advance expenses to our Manager in connection with a legal proceeding and may advance expenses to any employee or agent; provided, however, that such advancement of expenses shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person was not entitled to be indemnified.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Offering as having prepared or certified any part of this Offering or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Investor Interests was employed on a contingency basis, or had, or is to receive, in connection with the Offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Dodson Robinette PLLC is providing legal services relating to the Form 1-A.

62

Gratus Capital Properties Fund III LLC

A Delaware Limited Liability Company

Financial Statements and Independent Auditor’s Report

FS-1

Alan T. Schiffman, CPA, PC
Financial Strategists *Business Consultants*
1166 Dimock Lane Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net *Website: alantschiffman.com*

Independent Auditor's Report

To the Members of
Gratus Capital Properties Fund III, LLC
Fridley, Minnesota

Report on the Financial Statements

We have audited the accompanying financial statements of Gratus Capital Properties Fund III, LLC which comprise the balance sheet as of December 31, 2020 and the related statements of operations, Member interests and cash flows for the period from November 10, 2020 (inception) through December 31, 2020 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gratus Capital Properties Fund III, LLC as of December 31, 2020 and the results of its operations, member interests and its cash flows for the period from November 10, 2020 (inception) through December 31, 2020 in accordance with U.S. generally accepted accounting principles.

CPA PC

Alan T. Schiffman, CPA, PC
Naples, Florida
March 25, 2021, Except for Note 7, September 30, 2021

FS-2

GRATUS CAPITAL PROPERTIES FUND III LLC

Statement of Assets, Liabilities and Members’ Equity

As of December 31, 2020

BALANCE SHEET
As of December 31, 2020
(See Accountant's Audit Report)

ASSETS

Current Assets
Cash	$1,000
Member subscriptions receivable
Total current assets	$1,000

Other Assets
Organization expenses	$20,089
Syndication expense
Total	$21,089

LIABILITIES AND MEMBERS' CAPITAL
Accounts payable
Amounts due to Manager and related parties	$25,315

Members' Capital:
Class A (7,500,000 Member Units authorized, at $10 per Member Units, no member units outstanding)
Class B ( 7,500,000 Member Units authorized, at $10 per Member Unit, no member units outstanding)
Class C ( 100 Member Units authorized, at $10 per Member Unit)	$1,000
Retained earnings (deficit)	$(5,226)
Total	$21,089

See accompanying notes to the financial statements

See accompanying notes, which are an integral part of these financial statements

FS-3

GRATUS CAPITAL PROPERTIES FUND III LLC

STATEMENT OF OPERATIONS

For the period from November 10, 2020 (inception) to December 31, 2020

Statement of Operations
For the Period from November 10, 2020 (Inception) through December 31, 2020
(See Accountant's Audit Report)

Revenue	$-

Expenses	$(5,226)

Net loss	$(5,226)

See accompanying notes, which are an integral part of these financial statements

FS-4

GRATUS CAPITAL PROPERTIES FUND III LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the period from November 10, 2020 (inception) to December 31, 2020

Statement of Members' Interests
For the Period from November 10, 2020 (Inception) through December 31, 2020
(See Accountant's Audit Report)

	Class A		Class B		Class C			Retained
	Authorized	Outstanding	Authorized	Outstanding	Authorized	Outstanding	Amount	Earnings	Total
Balance as of November 10, 2020	7,500,000	None	7,500,000	None	100	100	$1,000		$1,000

Net income (loss)								$(5,226)	$(5,226)

Balance as of December 31, 2020	7,500,000	None	7,500,000	None	100	$100	$1,000	$(5,226)	$(4,226)

See accompanying notes, which are an integral part of these financial statements

FS-5

GRATUS CAPITAL PROPERTIES FUND III LLC

STATEMENT OF CASH FLOWS

For the period from November 10, 2020 (inception) to December 31, 2020

Statement of Cash Flows
For the Period from November 10, 2020 (Inception) through December 31, 2020
(See Accountant's Audit Report)

2020
Cash Flow From Operating Activities:
Net income (loss)	$(5,226)
Non-Cash expenses included in net (loss)
Amortization	226
Adjustments to reconcile net income to cash provided by operating activities:
Changes in operating assets and liabilities
Increase/ (decrease) in operating liabilities	25,315
Decrease/ (increase) in operating assets

Net cash provided by (utilized in) operating activities	$20,315

Investing Activities
Capital dispositions - non - real estate assets
Capital expenditures - Organization expenses	(20,315)

Net cash (used in)/ provided by investing activities	$-

Financing Activities
Proceeds from issuance of Membership Units	1,000
Proceeds from the issuance of long term debt
Repayments of mortgage notes payable
Cost of new financing
Partner distributions

Net cash provided by (used in) financing activities	$1,000

Net (decrease)/increase in cash and cash equivalents	$1,000

Cash and cash equivalents, beginning of year

Cash and cash equivalents, end of period	$1,000

See accompanying notes, which are an integral part of these financial statements

FS-6

GRATUS CAPITAL PROPERTIES FUND III LLC

NOTES TO FINANCIAL STATEMENTS

For the period from November 10, 2020 (inception) to December 31, 2020

NOTE 1: NATURE OF OPERATIONS

Gratus Capital Properties Fund III LLC, (Company), a manager-managed Delaware limited liability company, was formed on November 10, 2020. Through subsidiary single purpose entities, the Company primarily plans to acquire multifamily and commercial properties, new development property and single family assets throughout the United States, for the purpose of rehabilitation, development, operation and resale. In addition, the Company may from time to time purchase other cash flowing real estate related assets, such as land, mixed-use, hotels, multifamily, real estate backed investments and commercial properties in urban and other neighborhoods throughout the United States. The Company also intends to enter into joint venture investments in commercial real estate, to lend senior and subordinated debt on properties in the same areas and to invest in preferred equity positions in real estate owning entities. The Company believes that by lending to developers in key areas where the Company does not have a physical presence will provide diversified geographic asset investments, reducing the risks of providing returns on the real estate investment portfolio. The Company is managed by GCPF Management, LLC.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering seven million five hundred thousand (7,500,000) Class A, Class B and Class C Membership Interests (“Interests” or “Class A and Class B Membership Interests”) at $10.00 or $10.6383 per Unit depending on the intermediaries through which the investment is made (the “Offering”). Funds will be made immediately available to the Company once the Company raises a minimum of $1,000,000 (“Minimum Offering”). Funds will be used for acquiring real estate assets throughout the United States as well as for working capital. The Company intends to invest capital from the proceeds of this Offering over a period time; operate, refinance and reinvest and make distributions to the investors.

Commissions will be paid for the sale of the Interests offered by the Company of from 1% to 7%. See Offering Circular attached for a more comprehensive discussion of management, risk factors and other relevant data.

The Company manager is Gratus Capital Properties Management, LLC, a Delaware limited liability company. An affiliate of the Manager owns 100% of the authorized, issued and outstanding Class C Membership Interests.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to the accounting principles generally accepted in the United States of America (“GAAP’). The Company adopted the calendar year for reporting the financial statements.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Organizational Expenses

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in underlying real estate values. These adverse conditions could affect the Company's financial condition and the results of its operations. As December 31, 2020 the Company has not commenced operating as a going concern.

FS-7

Risks and Uncertainties

The Company has incurred $53,630 of organization expenses.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. Where applicable, the deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For the current period, the Company is taxed as a partnership for US federal income tax purposes. Additionally, the Company’s subsidiaries, as single-member limited liability companies, will be treated as disregarded as separate from the Company for US federal income tax purposes. Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to members in accordance with the operating agreement and subchapter K of the Internal Revenue Code. Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

The Company will be filing its federal and state income tax returns for the period from inception (November 10, 2020) through December 31, 2020. The positions shown on those tax returns are open for examination for a period of three years. Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters. The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 the Company has no uncertain tax positions.

NOTE 3 – AMORTIZATION EXPENSE

The organization expenses will be amortized over sixty months when the Company commences operations.

NOTE 4 – INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company. No material federal or state income tax provision exists for the Company.

NOTE 5: MEMBERS’ CAPITAL

The Operating Agreement dated November 10, 2020, provides for three classes of Members, Class A, Class B and Class C Member interests. The Company has authorized a maximum of seven million five hundred thousand (7,500,000) Units in each of Class A and Class B, however the maximum Capital Contribution, regardless of the number of Units issued in Class A and Class B, shall not exceed seventy-five million dollars ($75,000,000) in the aggregate. Subject to the Company accepting less, the minimum investment amount for Class A and Class B Units is $10,000. The Company must sell a combined minimum of one million dollars ($1,000,000) of Class A and Class B Units prior to breaking impounds where investor funds may be used to acquire assets. Purchases by the Manager or Affiliates of the Manager will not count towards this total. The Class A and Class B Units have an 80% voting interest in the Company.

FS-8

The Managing Member may make capital calls on the Class A and Class B Members from time to time to achieve Company objectives and policies. For additional information see Operating Agreement included herein.

The one hundred (100) Class C Membership Units, representing a 20% voting interest in the Company, is 100% owned by an affiliate of the managing member and was issued as founder’s interests, at formation. The affiliate of the managing member paid $1,000 for the Class C Membership Unit.

The percentage of total Capital Contributions within each respective Class shall represent the Class A and Class B “Capital Contribution Percentage Share.” For example, if Class A contributions were $350,000 out of $1,000,000 raised in the Offering, then the Class A Capital Contribution Share would be 35%. Through the Offering Circular, the Company is authorized to offer one thousand (1,000) Class A and Class B membership interests at $10 or $10.6383 per Member Interest depending on the intermediaries through which the investment is mad. Purchasers shall, upon acceptance by the Manager of their Subscriptions, become Class A and Class B Members in the Company. Funds will be made immediately available to the Company once the Company raises a minimum of $1,000,000, in a designated bank account.

The percentage interests of the Members will be calculated in relation to the other Members in their Member class or in relation to the total Member interests. Class A and Class B Members will collectively hold 80% of the voting interests which are proportionate to such Member Capital Contributions relative to one another. Class C Members will hold 20% of the voting interests in the Company.

Class A Members:

Class A Members are reserved for individuals (i) who agree to purchase at least One Hundred Thousand Dollars ($100,000) worth of Class A Units, (ii) whose investment is the result of a referral to the Company by a Registered Investment Advisor, (iii) who purchase their Units through licensed broker-dealer, or (iv) who have invested previously in Affiliates of the Manager such previous investors to be admitted as Class A Members in the sole discretion of the Manager. Class A Members are entitled to first receive eighty percent (80%) of Distributable Cash from operations and 100% of Distributable Cash from Capital Transactions until they have received a return of their Unreturned Capital Contributions. The minimum investment is ten thousand dollars ($10,000).

Class B Member:

Class B Members are to invest $10,000 per Unit, Class B Members will ratably receive seventy percent (70%) of Distributable Cash from operations and upon a distribution of cash from a Capital Transaction, after the Class A Member receives the above cash, the Class B Members receive seventy percent (70%) of the cash distribution until they have received a return of their Unreturned Capital Contributions.

Class B Members who are admitted and later purchase additional Units or otherwise make Additional Capital Contributions which result in their total Unreturned Capital Contributions of $100,000 or higher will have their Class B Units converted to Class A Units as of the date the Capital Contribution bringing their total Capital Contributions above $100,000 is received in the Company’s account and determined to be in good order.

Class C Member:

The Class C Member Interests are owned by an affiliate of the Manager and are entitled to receive all (100%) of the remaining Distributable Cash from both operations and capital transactions.

At Management’s discretion, the Company intends on making cash distributions from operations and capital transactions as discussed above. Capital transaction distributions includes dispositions from refinancing or the sales of property.

For a more comprehensive discussion about the Operating Agreement and membership interests, see the Offering Circular.

FS-9

NOTE 6: MANAGEMENT AGREEMENT

As discussed above, the Company is managed by GCPF Management, LLC (Manager). The Company will reimburse Manager for the Manager’s out-of-pocket expenses related to the initial startup costs including earnest money deposits, due diligence costs, closing costs, loan/lender application fees, appraisals, engineering and environmental reposts, property management fees and or legal fees. Such costs may be paid as an expense of the Company prior to determining Distributable Cash. The Company will pay the Manager, interest of 10% per annum from the date that a disbursement is made to the date of repayment.

The following sets forth the management fees discussed in the Operating Agreement. At this time it is difficult to determine the magnitude of each of these fees.

The Company will pay the Manager the following fees:

Acquisition fee of two percent (2.0%) based on the total acquisition cost of a property investment, including both cash and debt.

Origination fee of four percent (4%) of total loans and other debt closed related to the investment opportunity, related to the conduct of due diligence of the investment opportunity.

Construction Management fee of five percent (5%) of total construction costs (material and labor) for overseeing construction and/or rehabilitation of each property.

Asset Management fees of up to the greater of one percent (1%) per annum of total Member Capital Contributions (without reduction for any returned capital) or two percent (2%) of the total gross income of the Fund.

Property management fee of up to 7% of gross collected revenues will be paid to operate and management the properties.

Refinance fees of one percent (1%) of new or supplemental loan amounts for generating the loan packages for presentation and consideration by the lenders.

Interest on Manager Advances of up to ten percent (10%) per annum on all advances made by the Manager to the Company.

The Operating Agreement also provides for the following fee expense applicable to broker- dealer fee for services. Such fees will be paid as an expense of the Company prior to determining Distributable Cash. The related broker-dealer fees are as follows:

Broker-Dealer fees charged to the Company for compliance services will be up to 1% of the Capital Contributions of all Class A and Class B Members.

Broker-Dealer Sales fees, fees charged for the sales of securities by a licensed broker-dealer, can be up to 6% of the Capital Contribution of Members whose interest were purchased through a licensed broker-dealer.

FS-10

NOTE 7: SUBSEQUENT EVENTS AND CONTINGENCY

During the period from Inception through September 30, 2021, the Manager made certain disbursements for software in the amount of $3,500 and for offering and organizational expenses in the amount of $60,790 on behalf of the Company’s offering registration with the Securities and Exchange Commission and the preparation of the Offering Circular. All Company funds were provided by a related party, aggregating $69,290. The disbursements made subsequent to December 31, 2020 have been capitalized on the Company’s balance sheet as of September 30, 2021.

CONTRACTS AND COMMITMENTS

Escrow Agreement:

During March 2021, the Company entered into an Escrow Agreement for Securities Offering with WealthForge Securities Corporation LLC providing that all payments in connection subscriptions for shares are to be sent to Atlantic Capital Bank and held in a non-interest bearing account for disbursement in compliance with the Securities and Exchange Act of 1934 Rule 15(c)2-4 and related SEC guidance and FINRA rules. See discussion elsewhere herein. Related thereto, the Company also entered into a one-year (renewable) software and licensing agreement with WealthForge Technologies, LLC which licenses the Company to use certain software, computer programs, business processes, integrated services and documentation. As of September 30, 2021, WealthForge Securities Corporation has not been paid. See also discussions elsewhere herein.

Broker Dealer Agreement

During March 2021, the Company entered into a Broker-Dealer Agreement with WealthForge Securities, LLC (WealthForge) to provide operations and compliance services for the Company in relation to this Offering, review investor information, including Know Your Customer data, compliance with Regulation D Rule 506(d) Bad Actor Check requirements, perform Anti-Money Laundering and other compliance background checks and assist the Company in accepting investors. The term of the Agreement is twelve months, automatically renewable for successive twelve-month periods unless either party to the Agreement provides notice of non-renewal at least sixty days prior to the expiration of the current term.

The compensation to WealthForge includes the following: (i) Diligence fee of $10,000, (ii) Transaction Management fee of 100bps of proceeds raised, (iii) Regulatory Filing Service Fee of $350 and a (iv) Marketplace Fee of $100 per transaction except for clients of advisors with whom the Company has or develops a relationship prior to the time of an investment into the Offering.

Stock Registrar and Transfer Agency Service Agreement

On March 30, 2021, the Company has entered into a contract with KoreTranser Integral Transfer Agency USA Inc. Agency to provide services related to stock registrar and transfer agent. The pricing for such services include a Reg A+ set up fee of $3,500 plus $2,500 per month.

Subscription Escrow Agreement

On June 8, 2021, the Company entered into a subscription escrow agreement with WealthForge Securities, LLC to maintain subscription proceeds (Subscriber investment deposits) in escrow and to provide other escrow services. The release of the escrow subscription proceeds (deposits) is contingent upon the Company raising $1,000,000 through the offering. All fees will be paid by WealthForge Securities, LLC.

Registered Broker Dealers

Registered broker-dealers will receive a Placement Fee of up to six percent (6%) of the Gross Offering Proceeds up to a maximum of $4,500,000, of the Maximum Dollar Amount of $75,000,000 is sold to clients of registered broker-dealers.

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GRATUS CAPITAL PROPERTIES FUND III, LLC

Interim Statement of Assets, Liabilities and Members’ Equity (Unaudited)

BALANCE SHEET (Unaudited)
As of September 30, 2021 and December 31, 2020

ASSETS	September 30, 2021	December 31, 2020

Current Assets
Cash	$1,000	$1,000
Member subscriptions receivable
Total current assets	$1,000	$1,000

Fixed Assets
Computer Software	$3,500	$0
Total current assets	$3,500	$0

Other Assets
Organization expenses	$60,564	$20,089
Syndication expense
Total	$65,064	$21,089

LIABILITIES AND MEMBERS' CAPITAL
Accounts payable
Amounts due to Manager and related parties	$69,290	$25,315

Members' Capital:
Class A (7,500,000 Member Units authorized, at $10 per Member Units, no member units outstanding)
Class B ( 7,500,000 Member Units authorized, at $10 per Member Unit, no member units outstanding)
Class C ( 100 Member Units authorized, at $10 per Member Unit)	$1,000	$1,000
Retained earnings (deficit)	$(5,226)	$(5,226)
Total	$65,064	$21,089

See accompanying notes to the financial statements

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GRATUS CAPITAL PROPERTIES FUND III, LLC

STATEMENT OF OPERATIONS (Unaudited)

Statement of Operations (Unaudited)
For the Periods from January 1, 2021 through September 30, 2021 and November 10, 2020 (inception) through December 31, 2020

	January 1, 2021 – September 30, 2021	November 10, 2020 – December 31, 2021
Revenue	$-	$-

Expenses	$-	$(5,226)

Net income (loss)	$-	$(5,226)

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GRATUS CAPITAL PROPERTIES FUND III, LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY (Unaudited)

Statement of Members' Interests (Unaudited) For the Periods ending September 30, 2021 and December 31, 2020

	Class A		Class B		Class C			Retained
	Authorized	Outstanding	Authorized	Outstanding	Authorized	Outstanding	Amount	Earnings	Total
Balance as of November 10, 2020	7,500,000	None	7,500,000	None	100	100	$1,000	$0	$1,000

Net income (loss)								$(5,226)	$(5,226)

Balance as of December 31, 2020	7,500,000	None	7,500,000	None	100	100	$1,000	$(5,226)	$(4,226)

Net income (loss)

Balance as of September 30, 2021	7,500,000	None	7,500,000	None	100	100	$1,000	$(5,226)	$(4,226)

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GRATUS CAPITAL PROPERTIES FUND III, LLC

STATEMENT OF CASH FLOWS (Unaudited)

Statement of Cash Flows (Unaudited)
For the Periods from January 1, 2021 through September 30, 2021 and November 10, 2020 (inception) through December 31, 2020

	January 1, 2021 – September 30, 2021	November 10, 2020 – December 31, 2020
Cash Flow From Operating Activities:
Net income (loss)	$0	$(5,226)
Non-Cash expenses included in net (loss)
Amortization		226
Adjustments to reconcile net income to cash provided by operating activities:
Changes in operating assets and liabilities
Increase/ (decrease) in operating liabilities	43,975	25,315
Decrease/ (increase) in operating assets

Net cash provided by (utilized in) operating activities	$43,975	20,315

Investing Activities
Capital expenditures – Computer Software	(3,500)
Capital expenditures - Organization expenses	(40,475)	(20,315)

Net cash (used in)/ provided by investing activities	$(43,975)	$(20,315)

Financing Activities
Proceeds from issuance of Membership Units		1,000
Proceeds from the issuance of long term debt
Repayments of mortgage notes payable
Cost of new financing
Partner distributions

Net cash provided by (used in) financing activities	$0	$1,000

Net (decrease)/increase in cash and cash equivalents	$0	$1,000

Cash and cash equivalents, beginning of year	$1,000

Cash and cash equivalents, end of period	$1,000	$1,000

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